

2001 Annual Report





In a world of doing more and getting less...

MAX *means* MORE[SM]



About OfficeMax

OfficeMax's target markets are small- and medium-size businesses, home office customers and individual consumers, and we serve them through almost 1,000 superstores in North and Latin America. Augmenting its superstores, the Company also reaches its customers through a public e-Commerce site, direct mail catalogs and a nationwide commercial sales force focusing on the medium-tier size business. We offer over 10,000 brand name and the Company's own private label office products, furniture and business machines, as well as printing and copying services, at guaranteed low prices.

No Matter Where, When and How the Customer Wants to Shop... Max Means More

The lines between the channels of our business in the United States continue to blur as we give the customer the opportunity to shop where, when and how they choose. OfficeMax does not operate separate business segments in the U.S., but instead has created integrated channels. Research shows that the customer who shops on the Internet, also shops our retail stores as well as our catalog.

The Company has migrated to this concept by continuing to install Internet Action Stations within its stores, and tying all promotional activities together by using mass media, direct mail and the Internet to communicate with customers under the OfficeMax brand umbrella. The Company's job is to make it easy for customers to shop any of our venues. We operate and manage our business with the objective of synergistically leveraging all of our channels into one convenient, all encompassing shopping environment.

OfficeMax operates a second business segment internationally, combining these same three business channels into a separate grouping. This provides a clearer picture of how we do business in the U.S. and internationally.

The Retail Shopping Experience

The Company has recently developed a new 20,000-square-foot retail store format, reduced from our previous 23,500-square-foot prototypical store. The size reduction is a direct result of improved supply chain management and the completion of our new state-of-the-art PowerMax distribution network.

These improvements have reduced the need for inventory "back-up stock" and storage space. An added benefit has been the opportunity to create an enhanced store format. The new prototype features improved visual acuity, focused sightlines, and high impact directional signage that promotes add-on purchases.

The "Max Means More" attitude and mantra for 2002 means a trained sales staff that no longer simply "meets and greets," but now "seeks and sells." Each of these improvements enables a quicker, more fulfilling shopping experience and increases customer satisfaction.

Beyond Our Retail Stores

Through OfficeMax.com, our award-winning public e-Commerce site, and OfficeMax Direct, our catalog and direct sales group, the Company is integrating the shopping channels and increasing its share of the customers' wallet. OfficeMax.com offers over 30,000 items, many through "virtual" inventory, and is focused on aggressively converting customers to multi-channel shopping.

Using the Company's direct mail catalogs, OfficeMax customers can also place orders via a toll-free phone call to 1-877-OfficeMax or by fax (1-800-995-9644). To serve medium and larger business customers, the Company utilizes a commercial sales force providing personal service for more customized business needs. With delivery centers located throughout the United States and Mexico, the Company provides free, fast delivery on most customer orders. Integral to our service capabilities are two national customer call/contact centers.

CopyMax®

In addition to office supplies, business electronics, software and related items, we also feature CopyMax, our print-for-pay store-within-a-store inside every OfficeMax. Each CopyMax is electronically linked and networked allowing every location to act as a point of fulfillment, creating a virtual print-on-demand environment for our small business customers.

With an extensive print-for-pay service supplementing our core merchandise categories, OfficeMax has created a one-stop, value-added shopping experience for the small business customer. In fiscal 2001, we implemented a new CopyMax store-based outside sales organization, OfficeMax Document Services, to extend the reach of our print-for-pay service offering. OfficeMax views its CopyMax services as a major differentiator which serves as one more link in the chain of making OfficeMax the destination for small business.

FurnitureMax®

FurnitureMax is another OfficeMax store-within-a-store offering an extensive assortment of office furniture and related accessories. This in-store module serves as another way in which OfficeMax stands apart from its competition and offers customers traditional casegoods, ready-to-assemble (RTA) products, office chairs and OfficeMax's private label line, Office Editions. FurnitureMax customers can also take advantage of free design and delivery services, along with professional set-up and installation.

A Latin America Focus

Through joint ventures, OfficeMax also operates international superstore chains in Latin America. In Mexico, at year-end the Company operated 27 superstores and a call and delivery center. Last year, the Mexico joint venture generated over $140 million in sales. This year OfficeMax expects to open additional superstores and continue generating impressive sales growth in Mexico.

Building on our successful experience in Mexico, OfficeMax plans to use its current international store base as a springboard to develop a greater Latin America presence by entering additional markets in Central and South America.

Positioned as a Solutions Provider

OfficeMax is firmly committed to meeting the needs of its primary customer, small business. Today, we position ourselves as the small business solution provider. We give our customers more value in every way through over 30,000 full- and part-time associates worldwide, of whom all are committed to the promise that Max Means More in 2002.

Message to our Stakeholders:

Fiscal year 2001 for OfficeMax, and the vast majority of other U.S. based retailers, was perhaps the most difficult and challenging in the last 20 years and certainly in our 13-year history. However, on a positive note it was also a year of major accomplishments for OfficeMax, which now positions us well for accelerated profitability this year and gaining momentum in the years beyond. The major highlights of last year included:



Michael Feuer

□ Reduced inventory by $274 million, and an astounding $389 million in the last two years. This is a result of efficiency gains generated from our new state-of-the-art PowerMax distribution network and SAP computer systems.

At year-end, inventory was at $885 million, down 24% from the previous year. This reduction occurred while significantly improving in-stock merchandise levels to nearly 98% on our key "must have" items. In fiscal 2002 we expect to continue to improve on this number;

□ Generated free cash flow of $182 million, which was $32 million better than our best case scenario originally forecasted at the beginning of the year and a huge $330 million improvement over fiscal 2000;

□ No debt at year-end, net of $77 million in cash, a major improvement from the two-year high of $284 million in short-term borrowings, net of cash;

□ Flattened the organization at every level, reducing general and administrative (G&A) expenses by over $10 million to just 3.1% of sales which is the lowest in our industry and a ratio we expect to maintain this year;

□ Strengthened the management team by filling key positions in finance, marketing/merchandising, store operations and other critical areas; and

□ After an extensive real estate review at year-end, elected to close 29 stores, many of which were in single-store markets, that no longer met our sales and profit objectives.

Driving an Improved Sales Trend

We achieved each of these accomplishments in a year marked by a recession and, to say the least, an uncertain post-Sept. 11th consumer-psyche. Adding to these issues was a near collapse of the start-up "dot-coms" and the worst environment for business furniture sales in 20 years combined with a significant falloff in demand for other capital goods.

While we do not anticipate a miraculous economic recovery in the near future, we firmly expect that improvements are underway. In fact, we believe this was evidenced by our significant gain in comparable year-over-year sales trend climbing to negative 3% at the completion of the fourth quarter, from the negative 8% we experienced in the third period.

We believe this acceleration was being driven, in part, by our "Max Means More" advertising and marketing initiatives, and a vigorous focus on the small business customer. Over the next year, OfficeMax will pound this message home to our customers and harness its power to drive top line revenues.

Strongest Financial Condition in Four Years

OfficeMax is in its strongest financial condition in four years, at a time when many other retailers are facing severe credit and cash crunches. Our impressive liquidity of over $400 million, minimal seasonal debt and positive cash position, give us the "financial firepower" to take advantage of growth opportunities as we strive to build sales in existing stores.

Max Means More

This slogan is our battle cry for fiscal 2002! These three words represent a commitment from OfficeMax to provide all of its constituents with MORE.

Starting with our customers, it means more value, selection and service, and more savings. For our associates, it means more training, improved incentives and instilling increased pride for a job well done. For our merchandise and service vendor partners, max means more collaboration and the opportunity to sell us more merchandise, other goods and services, and at the same time make a fair profit. Last, but most importantly, for our shareholders, it means striving to provide an increased return on their investment and consistent gains in top and bottom line performance.

In short, Max Means More! More focus on core customers, more of the products our customers want most and more customization within the markets where we operate. For all those reasons, for all of our constituents, now more than ever, Max Means More.

An Easier-to-Read Report

In this year's annual report, we've tried to simplify the Management's Discussion and Analysis (MD&A) section, which starts on page two. Throughout this section, you'll gain a better understanding of the Company's strong financial position and the major progress we made during a very difficult economic environment. We encourage all shareholders and prospective investors to carefully read this informative material.

Proud of Our Accomplishments and Looking to the Future

We are glad to put the past year behind us, but also have satisfaction in knowing we finished the complete rebuilding of our infrastructure with a majority of the major costs now paid. Most importantly, it's working, as evidenced by our inventory reduction of the last two years, the positive swing in free cash flow and improved customer in-stock levels. This is on top of our vastly improved customer-centric market positioning that focuses on small businesses, all combined with the consistent execution of a selling culture in our stores.

We believe each of these initiatives and strategies will result in a stronger and more profitable OfficeMax. I look forward to updating you on an ongoing-basis and remind you that all of our quarterly reports and securities analyst conference calls are easily accessible at www.officemax.com, under the investor information section.

Sincerely,

Michael Feuer

Chairman & CEO / Co-Founder

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has two business segments: Domestic and International. The Company's operations in the United States comprise its retail stores, eCommerce operations, catalog business and outside sales groups all of which are included in the Domestic segment. The Domestic segment also includes the operations of the Company's former Computer Business segment, which was phased out during fiscal year 2000, and international joint ventures accounted for under the cost or equity methods. During fiscal years 2001, 2000 and 1999, the Company accounted for its joint venture in Brazil under the cost method. Prior to the Company's acquisition of a majority interest in OfficeMax de Mexico, as of the end of fiscal year 1999, the Company accounted for this joint venture under the equity method. The operations of the Company's joint venture in Mexico, OfficeMax de Mexico, are now included in the International segment. Accordingly, the Company does not report segment information for the International segment for periods prior to fiscal year 2000. As of the beginning of fiscal year 2001, OfficeMax completed its previously announced business integration and aligned its domestic eCommerce business, catalog operations and outside sales groups with its superstores in order to more efficiently leverage its various direct business channels. As a result of this process, management now evaluates performance and allocates resources based on an integrated view of its domestic operations and no longer reports segment information for any of its non-retail business channels.

During fiscal years 2001, 2000 and 1999, the Company recorded charges related to its store closing program and supply-chain management initiatives as well as charges related to various legal matters and to provide a valuation allowance for its net deferred tax assets and net operating loss carryforwards. All of these charges are included in the results of operations of the Company's Domestic segment. Additional information regarding these charges is included under the caption "Charges and Reserves" below.

Fiscal Year 2001 (52 Weeks) compared to Fiscal Year 2000 (53 Weeks)

Consolidated Operations

Sales in fiscal year 2001 decreased 9.7% to $4,636,024,000 from $5,133,925,000 in fiscal year 2000. Fiscal year 2000 included sales of approximately $224,026,000 from the Company's discontinued former Computer Business segment and 46 superstores that were closed as of the first day of fiscal year 2001. Sales for the 53rd week included in fiscal year 2000 for the Company's Domestic segment were approximately $104,220,000. Excluding prior year sales from the former Computer Business segment, the closed stores and the 53rd week in fiscal year 2000, sales decreased approximately 3.5% year over year. This sales decrease was primarily due to a 5.9% comparable-store sales (sales for stores that have been open for more than one year) decrease, partially offset by sales from new superstores opened in fiscal years 2001 and 2000. Fiscal year 2001 comparable-store sales primarily reflect a 6.3% comparable-store sales decrease experienced by the Company's Domestic segment. Fiscal year 2001 comparable-store sales for the Domestic segment were negatively impacted by the recession in the U.S. and uncertain consumer and business sentiment following the September 11th terrorist attacks. These factors contributed to a decline in small business capital purchases and the formation of new company start-ups, as well as reduced consumer spending, particularly for technology and furniture products. Sales for the Company's International segment increased 21% during fiscal year 2001 to $140,584,000 from $116,269,000 primarily as a result of a 6.8% comparable-store sales increase and sales from the new superstores opened during fiscal years 2001 and 2000.

Gross profit was $1,086,128,000, or 23.4% of sales, in fiscal year 2001 and $1,220,728,000, or 23.8% of sales, in fiscal year 2000. The Company's Domestic segment recorded inventory liquidation charges related to its store closing program in fiscal years 2001 and 2000 and a charge for a legal settlement in fiscal year 2000. Excluding these charges, gross profit was $1,089,808,000, or 23.5% of sales, in fiscal year 2001 and $1,248,437,000, or 24.3% of sales, in fiscal year 2000. Certain fixed costs, such as occupancy costs for the Company's superstores, delivery centers and inventory distribution facilities, are included in cost of merchandise sold. The de-leveraging (increasing as a percentage of sales) of these costs, primarily as a result of the comparable-store sales decrease experienced by the Company's Domestic segment, reduced gross profit by approximately 1.3% of sales during fiscal year 2001. The phase-out of the Company's low-margin former Computer Business segment, which was completed during fiscal year 2000, partially offset the impact of de-leveraging fixed costs included in cost of merchandise sold.

Store operating and selling expenses, which consist primarily of store payroll, operating and advertising expenses, decreased $78,493,000 to $1,052,958,000 in fiscal year 2001 from $1,131,451,000 in fiscal year 2000. This decrease was primarily a result of the phase-out of the former Computer Business segment, store closings and the 53rd week included in the prior fiscal year's result for the Company's Domestic segment. As a percentage of sales, store operating and selling expenses increased to 22.7% in fiscal year 2001 from 22.0% in fiscal year 2000. The increase as a percentage of sales was primarily due to the de-leveraging of certain operating expenses in the Company's Domestic segment and a $10,000,000 reserve for legal matters recorded by the Company's domestic segment during the third quarter of fiscal year 2001. Personnel costs, which represent nearly 50% of the Domestic segment's store operating and selling expenses, decreased approximately 6.9% year over year. As a percentage of sales, these costs increased by approximately 0.3% of sales as the Company continued to devote resources designed to enhance the customer shopping experience. Most other store operating and selling expenses decreased in fiscal year 2001 in proportion to sales. Store operating and selling expenses for the Company's International segment were $22,738,000, or 16.2% of sales, in fiscal year 2001 and $21,951,000, or 18.9% of sales, in fiscal year 2000. The decrease in these expenses as a percentage of sales was primarily due to effective expense controls and improved leverage as a result of the comparable-store sales increase experienced by the International segment.

General and administrative expenses decreased $10,593,000 to $145,680,000 in fiscal year 2001 from $156,273,000 in fiscal year 2000. The decrease in general and administrative expenses was primarily due to the Company's continued cost-and-expense control initiatives, efficiency gains as a result of the Company's information technology initiatives and the 53rd week included in the Domestic segment's fiscal year 2000 results. Corporate payroll costs for the Domestic segment decreased approximately 6.1% year over year. As a percentage of sales, general and administrative expenses increased to 3.1% in fiscal year 2001 from 3.0% in fiscal year 2000. The increase as a percentage of sales reflects the de-leveraging of certain fixed costs in the Company's Domestic segment, including depreciation expense related to the Company's information technology initiatives.

Goodwill amortization was $9,855,000 in fiscal year 2001 and $9,863,000 in fiscal year 2000. During those fiscal years, goodwill was capitalized and amortized over 10 to 40 years using the straight-line method. As a result of a new accounting standard that is effective for the Company as of the beginning of fiscal year 2002, goodwill will no longer be amortized, but will be tested for impairment at least annually. The Company is assessing the financial statement impact of adopting this new standard, which could include an impairment loss, or write-off, of some portion of the Company's intangible assets, including goodwill. See "Recently Issued Accounting Pronouncements" below for additional information regarding this new standard.

Pre-opening expenses were $2,790,000 and $7,113,000 in fiscal years 2001 and 2000, respectively. The Company's Domestic segment opened 17 new superstores in fiscal year 2001 and 54 new superstores in fiscal year 2000. This segment also incurred pre-opening expenses of approximately $1,000,000 during fiscal year 2000 to open a PowerMax inventory distribution facility. Total pre-opening expenses for the Domestic segment were $1,801,000 in fiscal year 2001 and $6,061,000 in fiscal year 2000. Pre-opening expenses for this segment, which consist primarily of payroll, supplies and grand opening advertising for new superstores, averaged approximately $90,000 per superstore during fiscal years 2001 and 2000. Pre-opening expenses increase when certain enhanced CopyMax or FurnitureMax features are included in a domestic superstore. The Company's International segment opened five and eight new superstores in Mexico during fiscal years 2001 and 2000, respectively, and incurred pre-opening expenses of approximately $989,000 and $1,052,000 during those years.

Interest expense, net was $14,804,000 and $16,493,000 in fiscal years 2001 and 2000, respectively. The decrease in net interest expense during fiscal year 2001 was primarily due to reduced average outstanding borrowings for the Company's Domestic segment and lower interest rates. As of January 26, 2002, the Domestic segment had reduced the outstanding borrowings under its revolving credit facility by $200,000,000 on a year-over-year basis. Interest income for the International segment decreased year over year, primarily as a result of lower interest earned on this segment's short-term investments.

Other expense (net) was $61,000 in fiscal year 2001 and $60,000 in fiscal year 2000. Other expense (net) consists primarily of amounts related to the Company's joint venture partnership in Brazil.

The Company recognized income tax benefit of $80,912,000 in fiscal year 2001, excluding a charge recorded by the Domestic segment to establish a valuation allowance for the Company's net deferred tax assets and net operating loss carryforwards, as compared to income tax benefit of $79,076,000 in fiscal year 2000. The effective tax rates for those fiscal years, excluding the valuation allowance, were 37.3% and 37.6%, respectively. The

effective tax rates for both years were different from the statutory income tax rate as a result of state and local income taxes and non-deductible goodwill amortization. Including the valuation allowance, the Company recognized income tax expense of $89,704,000 during fiscal year 2001. The Company's International segment was not required to recognize any income tax expense during fiscal years 2001 and 2000 because of inventory investment deductions and certain other tax strategies. The Company does not expect that this segment will be required to record any income tax expense in the foreseeable future.

As a result of the foregoing factors, the net loss for fiscal year 2001, excluding the charges for inventory liquidation, store closing and asset impairment and the valuation allowance, was $88,887,000. These charges increased the fiscal year 2001 net loss by $2,227,000, $47,728,000 and $170,616,000, respectively. The net loss for fiscal year 2000, excluding charges for litigation settlement, inventory liquidation and store closing and asset impairment, was $49,698,000. These charges increased the fiscal year 2000 net loss by $11,679,000, $4,946,000 and $66,843,000, respectively. Net loss, including all charges, was $309,458,000 and $133,166,000 for fiscal years 2001 and 2000, respectively.

Domestic Segment

Sales for the Domestic segment in fiscal year 2001 decreased 10.4% to $4,495,440,000 from $5,017,656,000 in fiscal year 2000. Fiscal year 2000 included sales of approximately $224,026,000 from the Company's discontinued former Computer Business segment and 46 superstores that were closed as of the first day of fiscal year 2001. Sales for the 53rd week included in fiscal year 2000 were approximately $104,220,000. Excluding prior year sales from the former Computer Business segment, the closed stores and the 53rd week in fiscal year 2000, sales decreased approximately 4.1% year over year. This sales decrease was primarily due to a 6.3% comparable-store sales decrease, partially offset by sales from new superstores opened in fiscal years 2001 and 2000. Fiscal year 2001 comparable-store sales were negatively impacted by the recession in the U.S. and uncertain consumer and business sentiment following the September 11th terrorist attacks. These factors contributed to a decline in both small business capital purchases and the formation of new company startups, as well as reduced consumer spending, particularly for technology and furniture products. Sales for certain items, such as furniture and certain technology products were also impacted by declines in average sales prices. This segment opened 17 and 54 new superstores in fiscal years 2001 and 2000, respectively.

Gross profit for the Domestic segment was $1,052,544,000, or 23.4% of sales, in fiscal year 2001 and $1,188,739,000, or 23.7% of sales, in fiscal year 2000. The Domestic segment recorded inventory liquidation charges related to its store closing program in fiscal years 2001 and 2000 and a charge for a legal settlement in fiscal year 2000. Excluding these charges, gross profit was $1,056,224,000, or 23.5% of sales, in fiscal year 2001 and $1,216,448,000, or 24.2% of sales, in fiscal year 2000. Certain fixed costs, such as occupancy costs for the segment's superstores, delivery centers and inventory distribution facilities, are included in cost of merchandise sold. The de-leveraging of these costs, primarily as a result of the comparable-store sales decrease, reduced gross profit by approximately 1.3% of sales during fiscal year 2001. The phase-out of the Company's low-margin former Computer Business segment, which was completed during fiscal year 2000, partially offset the impact of de-leveraging fixed costs included in cost of merchandise sold.

Operating results for the Domestic segment were a loss of $207,045,000 in fiscal year 2001 and a loss of $198,493,000 in fiscal year 2000. Excluding charges recorded for inventory liquidation and store closing and asset impairment recorded in fiscal years 2001 and 2000 and the charge for legal settlement recorded in fiscal year 2000, operating results of this segment were a loss of $126,604,000 in fiscal year 2001 and a loss of $61,206,000 in fiscal year 2000. The increase in the operating loss for the Domestic segment was primarily due to the overall sales decrease experienced by this segment and the related decrease in gross profit. The decrease in gross profit was partially offset by reduced store operating and selling and general and administrative expenses.

The net loss for the Domestic segment in fiscal year 2001, excluding the charges for inventory liquidation, store closing and asset impairment and the valuation allowance, was $91,983,000. These charges increased the fiscal year 2001 net loss by $2,227,000, $47,728,000 and $170,616,000, respectively. The net loss for fiscal year 2000, excluding charges for litigation settlement, inventory liquidation and store closing and asset impairment, was $53,720,000. These charges increased the fiscal year 2000 net loss by $11,679,000, $4,946,000 and $66,843,000, respectively. The net loss for the Domestic segment, including all charges, was $312,554,000 and $137,188,000 for fiscal years 2001 and 2000, respectively.

International Segment

Sales for the International segment in fiscal year 2001 increased 20.9% to $140,584,000 from $116,269,000 in fiscal year 2000. This sales increase was primarily due to a 6.8% comparable-store sales increase and new superstores opened in fiscal years 2001 and 2000. This segment opened four (net) and seven new superstores in fiscal years 2001 and 2000, respectively. The comparable-store sales increase experienced by this segment was primarily due to growth in the sales of computers and related peripherals. These items accounted for approximately 54% of this segment's sales in fiscal year 2001 as compared to 51% of this segment's sales in fiscal year 2000.

Gross profit for the International segment was $33,584,000, or 23.9% of sales, in fiscal year 2001 and $31,989,000, or 27.5% of sales, in fiscal year 2000. The decrease in gross profit as a percentage of sales was primarily due to the growth in the low-margin computer and peripheral product categories which generate lower margins than sales of supply products.

Operating income for the International segment was $5,129,000, or 3.7% of sales, in fiscal year 2001 and $4,943,000, or 4.3% of sales, in fiscal year 2000. The decrease in operating income as a percentage of sales was primarily due to the decrease in gross profit as a percentage of sales, partially offset by improved leverage of store operating and selling expenses.

Minority interest in the net income of the International segment was $2,973,000 and $2,139,000 in fiscal years 2001 and 2000, respectively.

Net income for the International segment was $3,096,000, or 2.2% of sales, in fiscal year 2001 and $4,022,000, or 3.5% of sales, in fiscal year 2000.

Fiscal Year 2000 (53 Weeks) compared to Fiscal Year 1999 (52 Weeks)

Prior to the Company's acquisition of a majority interest in OfficeMax de Mexico as of the end of fiscal year 1999, the Company accounted for this joint venture under the equity method. Accordingly, the Company does not report segment information for the International segment for periods prior to fiscal year 2000. The comparable information for fiscal years 2000 and 1999 is presented below for the Company's consolidated results of operations only. The Company's consolidated results for fiscal year 1999 include $594,000 of income related to the Company's equity investment in OfficeMax de Mexico. This income was included in other income.

Consolidated Operations

Sales in fiscal year 2000 increased 6.5% to $5,133,925,000 from $4,822,673,000 in fiscal year 1999. The fiscal year 2000 increase in consolidated sales was primarily due to the 53rd week included in fiscal year 2000 and new superstores opened during fiscal years 2000 and 1999. The Company opened 54 new domestic superstores in fiscal year 2000 and 115 new domestic superstores in fiscal year 1999. Sales of $116,269,000 from the Company's joint venture in Mexico, OfficeMax de Mexico, were included in consolidated sales for fiscal year 2000 due to the Company's majority interest in the joint venture which was purchased as of the end of fiscal year 1999. Prior to fiscal year 2000, the Company accounted for the joint venture under the equity method and, accordingly, did not consolidate OfficeMax de Mexico's sales. The effects of the additional week in fiscal year 2000, new store openings and the consolidation of OfficeMax de Mexico were partially offset by the phase-out of the Company's former Computer Business segment and by a 1.1% comparable-store sales decline experienced by the Company's continuing business. During the second half of fiscal year 2000, comparable-store sales were negatively impacted by a difficult overall retail environment resulting from a precipitous slowdown in consumer spending.

Gross profit was $1,220,728,000, or 23.8% of sales, in fiscal year 2000 and $1,091,518,000, or 22.6% of sales, in fiscal year 1999. Fiscal year 2000 gross profit was reduced by charges recorded for inventory liquidation and a legal settlement. Fiscal year 1999 gross profit was reduced by a charge related to the Company's supply-chain management initiatives. Excluding these charges, gross profit was $1,248,437,000, or 24.3% of sales, in fiscal year 2000 and $1,168,890,000, or 24.2% of sales, in fiscal year 1999. During fiscal year 2000, gross profit was positively impacted by the phase-out of the Company's former Computer Business segment and improved margins in the Company's continuing business, however, these improvements were offset by lost leverage of certain fixed occupancy costs as a result of the overall comparable-store sales decrease.

Store operating and selling expenses, which consist primarily of store payroll, operating and advertising expenses, increased to $1,131,451,000, or 23.8% of sales, in fiscal year 2000 from $910,032,000, or 18.9% of sales, in fiscal year 1999. The increase in fiscal year 2000 was primarily due to costs associated with the Company's operating improvement initiatives, including reduced vendor income from vendor support programs eliminated as part of the Company's program of merchandise and vendor rationalization.

General and administrative expenses were $156,273,000 and $128,708,000 in fiscal year 2000 and 1999, respectively. General and administrative expenses increased as a percentage of sales to 3.0% in fiscal year 2000 from 2.7% in fiscal year 1999. The increase reflects the costs for consulting services supporting the Company's supply-chain management and operating improvement initiatives, continued investment in the Company's organizational structure and increased depreciation expense as a result of the Company's information technology initiatives. During fiscal year 2000, the Company completed the conversion to its new SAP Enterprise Resource Planning computer system.

Goodwill amortization was $9,863,000 in fiscal year 2000 and $9,418,000 in fiscal year 1999. During those fiscal years, goodwill was capitalized and amortized over 10 to 40 years using the straight-line method. The increase in amortization expense in fiscal year 2000 was due to increased goodwill resulting from the acquisition of a majority interest in OfficeMax de Mexico as of the end of fiscal year 1999. As a result of a new accounting standard that is effective for the Company as of the beginning of fiscal year 2002, goodwill will no longer be amortized, but will be tested for impairment at least annually. The Company is assessing the financial statement impact of adopting this new standard, which could include an impairment loss, or write-off, of some portion of the Company's intangible assets, including goodwill. See "Recently Issued Accounting Pronouncements" below for additional information regarding this new standard.

Pre-opening expenses were $7,113,000 and $10,974,000 in fiscal years 2000 and 1999, respectively. The Company opened 54 new domestic superstores in fiscal year 2000 and 115 new domestic superstores in fiscal year 1999. The Company incurred pre-opening expenses of approximately $1,000,000 in each fiscal year related to the Company's PowerMax inventory distribution facilities in Alabama (fiscal year 2000) and Pennsylvania (fiscal year 1999). Additionally, OfficeMax de Mexico's pre-opening expenses were $1,052,000 during fiscal year 2000. Pre-opening expenses, which consist primarily of payroll, supplies and grand opening advertising for new stores, averaged approximately $90,000 per domestic superstore during fiscal year 2000 and $85,000 per domestic superstore during fiscal year 1999. Pre-opening expenses increase when certain enhanced CopyMax or FurnitureMax features are included in a superstore.

Interest expense was $16,493,000 and $10,146,000 in fiscal years 2000 and 1999, respectively. The increase in interest expense during fiscal year 2000 was primarily due to additional borrowings used to fund the Company's expansion plans, seasonal inventory requirements and stock repurchase program.

Other expense (net) was $60,000 in fiscal year 2000, as compared to other income (net) of $59,000 in fiscal year 1999. Other income and expense (net) consists primarily of amounts related to the Company's joint venture partnerships.

The Company recognized income tax benefit of $79,076,000 in fiscal year 2000, as compared to income tax expense of $12,258,000 in fiscal year 1999. The effective tax rates for those fiscal years were 37.6% and 55.0%, respectively. The effective tax rates for both years were different from the statutory income tax rate as a result of state and local income taxes and non-deductible goodwill amortization expense.

As a result of the foregoing factors, the net loss for fiscal year 2000, excluding the charges for litigation settlement, inventory liquidation and store closing and asset impairment, was $49,698,000. These charges increased the fiscal year 2000 net loss by $11,679,000, $4,946,000 and $66,843,000, respectively. Net income for fiscal year 1999, excluding the inventory markdown charge for item rationalization, was $59,559,000. The inventory markdown charge reduced fiscal year 1999 net income by $49,518,000. Including all charges, the Company had a net loss of $133,166,000 in fiscal year 2000 and net income of $10,041,000 in fiscal year 1999.

Charges and Reserves

Store Closing Program – Fiscal Year 2001

During the fourth quarter of fiscal year 2001, the Company announced that it had completed a review of its real estate portfolio and elected to close 29 underperforming superstores. In conjunction with the store closings, the Company recorded a pre-tax charge for store closing and asset impairment of $79,838,000 during the fourth quarter of fiscal year 2001. Major components of the charge included lease disposition costs of $53,646,000, asset impairment and disposition of $20,674,000 and other closing costs, including severance, of $5,518,000. Estimated lease disposition costs in the charge included the aggregate straight-line rent expense for the closing stores, net of approximately $42,344,000 of expected future sublease income. The Company estimated future sublease income for the closing stores based on real estate studies prepared by independent industry experts. During the fourth quarter of fiscal year 2001, certain portions of the reserve for store closing costs established during fiscal year 2000 were deemed no longer necessary and reversed. This reversal reduced the fiscal year 2001 charge by approximately $3,077,000. The net charge of $76,761,000 reduced fiscal year 2001 net income by $47,728,000, or $0.42 per diluted share. See "Significant Accounting Policies – Facility Closure Costs" below.

Included in the charge for store closing and asset impairment was $5,631,000 of expense related to the write-off of the Company's investment in a joint venture in Brazil as well as receivables from that joint venture.

Also during the fourth quarter of fiscal year 2001, the Company recorded an additional pre-tax charge of $3,680,000 as a result of the inventory liquidation at the closing stores. The inventory liquidation charge reduced fiscal year 2001 net income by $2,227,000, or $0.02 per diluted share.

The 29 stores closed during the first quarter of fiscal year 2002 upon completion of the liquidation process that began as of the first day of fiscal year 2002. The results of operations for the 29 closing stores were assumed by a third-party liquidator and, accordingly, will not be included in the Company's consolidated results of operations beginning January 27, 2002.

See Note 2 of Notes to Consolidated Financial Statements of the Company for additional information regarding these charges.

Income Taxes – Fiscal Year 2001

In the fourth quarter of fiscal year 2001, the Company recorded a $170,616,000 charge to establish a valuation allowance for its net deferred tax assets and net operating loss carryforwards. The valuation allowance was calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109") which places primary importance on the Company's operating results in the most recent three-year period when assessing the need for a valuation allowance. Although management believes the Company's results for those periods were heavily affected by deliberate and planned infrastructure improvements, including its PowerMax distribution network and state-of-the-art SAP computer system as well as an aggressive store closing program, the Company's cumulative loss in the most recent three-year period, including the net loss reported for the fourth quarter of fiscal year 2001, represented negative evidence sufficient to require a full valuation allowance under the provisions of FAS 109. The Company intends to maintain a full valuation allowance for its net deferred tax assets and net operating loss carryforwards until sufficient positive evidence exists to support reversal of the remaining reserve. Until such time, except for minor state, local and foreign tax provisions, the Company will have no reported tax provision, net of valuation allowance adjustments. The charge reduced fiscal year 2001 net income by $1.49 per diluted share. See Note 8 of Notes to Consolidated Financial Statements of the Company for additional information regarding this charge.

On March 9, 2002, President Bush signed into law the "Job Creation and Worker Assistance Act" (H.R. 3090). This new tax law temporarily extends the carryback period for net operating losses incurred during the Company's taxable years ended in 2001 and 2000 to five years from two years. Although it is still evaluating the effect of this new tax law, the Company expects additional carryback of net operating losses in excess of $50,000,000. These net operating losses were fully reserved during the fourth quarter of fiscal year 2001. The Company expects to reverse a portion of the valuation allowance equal to the additional carryback and report income tax benefit of an equal amount in the first quarter of fiscal year 2002. The Company anticipates receiving the cash refund for the additional carryback during fiscal year 2002. See Note 8 of Notes to Consolidated Financial Statements of the Company for additional information regarding income taxes.

Store Closing Program – Fiscal Year 2000

During fiscal year 2000, the Company announced that it had completed a review of its real estate portfolio and elected to close 50 underperforming superstores. In conjunction with the store closings, the Company recorded a pre-tax charge for store closing and asset impairment of $109,578,000 during the fourth quarter of fiscal year 2000. Major components of the charge included lease disposition costs of $89,815,000, asset impairment and disposition costs of $13,071,000 and other closing costs, including severance, of $6,692,000. Estimated lease disposition costs in the charge included the aggregate straight-line rent expense for the closed stores, net of approximately $83,981,000 of expected future sublease income. The Company estimated future sublease income for the closed stores based on real estate studies prepared by independent industry experts. The charge reduced net income by $66,843,000, or $0.59 per diluted share, during fiscal year 2000.

Also during the fourth quarter of fiscal year 2000, the Company recorded an additional pre-tax charge of $8,244,000 as a result of the inventory liquidation at the closed stores. The inventory liquidation charge reduced fiscal year 2000 net income by $4,946,000, or $0.05 per diluted share.

Of the 50 superstores originally expected to close, 48 were liquidated and closed during fiscal year 2001. During the fourth quarter of fiscal year 2001, the Company elected not to close the remaining two stores due to changes in competitive and market conditions and reversed the charge originally recorded to close those stores. In total, approximately $3,077,000 of the original charge recorded in fiscal year 2000 was reversed during the fourth quarter of fiscal year 2001, primarily as a result of the two stores management elected not to close and certain equipment lease termination costs that were lower than expected.

See Note 2 of Notes to Consolidated Financial Statements of the Company for additional information regarding these charges.

Legal Settlement – Fiscal Year 2000

During the third quarter of fiscal year 2000, the Company, based on changes in circumstances and the advice of outside legal counsel, elected to settle its lawsuit with Ryder Integrated Logistics prior to trial. As a result of the settlement, the Company recorded a pre-tax charge of $19,465,000, which was included in cost of merchandise sold. The charge reduced fiscal year 2000 net income by $11,679,000, or $0.10 per diluted share.

Inventory Markdown Charge for Item Rationalization – Fiscal Year 1999

In order to effect the acceleration of the Company's supply-chain management initiative, which included the development and opening of a nationwide network of 600,000 to 750,000-square-feet, PowerMax inventory distribution facilities and the implementation of the Company's new warehouse management system, the Company decided to eliminate select current products on hand as part of its program of merchandise and vendor rationalization. In connection with this decision, the Company recorded a pre-tax markdown charge of $83,257,000 during the third quarter of fiscal year 1999. The charge provided for the liquidation of merchandise that was not expected to be part of the Company's ongoing product offering. The charge reduced the third quarter net income by $53,284,000, or $0.47 per diluted share. During the fourth quarter of fiscal year 1999, the Company reversed $5,885,000 of the charge based on the actual sell-through and merchandise margin rates of discontinued products, which exceeded original expectations during the execution of the related clearance event. The reversal increased fourth quarter net income by $3,766,000, or $0.03 per diluted share. In total, the charge reduced fiscal year 1999 net income by $49,518,000, $0.43 per diluted share.

Liquidity and Capital Resources

The Company's operations provided $231,021,000 of cash during fiscal year 2001 primarily as a result of a reduction in inventory, partially offset by a decrease in accounts payable. Inventory was reduced $274,261,000 or approximately 24% on a year-over-year basis. The reduction in inventory was the result of the Company's supply-chain management initiatives. On a per-store basis, inventory was reduced by nearly 29% year over year. Accounts payable decreased $57,035,000 year over year, however, accounts payable-to-inventory leverage (a measure of inventory financed by accounts payable to vendors) improved to 56.0% as of January 26, 2002, from 50.7% as of January 27, 2001. The improvement in accounts payable-to-inventory leverage was primarily a result of improved inventory turnover. The Company's operations used $13,930,000 of cash during fiscal year 2000, primarily as a result of a decrease in accounts payable-to-inventory leverage. Inventory decreased $114,755,000

during fiscal year 2000 despite adding inventory for new superstores and a PowerMax distribution facility opened during the year. Same-store inventory levels decreased nearly 22% in fiscal year 2000 as a result of the Company's supply-chain management initiatives. Accounts payable decreased $141,213,000 during fiscal year 2000 and accounts payable-to-inventory leverage decreased to 50.7% as of January 27, 2001, from 55.1% as of January 22, 2000. Net cash provided by operations was $267,946,000 in fiscal year 1999.

Net cash used for investing activities, primarily capital expenditures for new and remodeled superstores and information technology initiatives, was $50,377,000 in fiscal year 2001, as compared to $141,134,000 in fiscal year 2000 and $111,744,000 in fiscal year 1999. Capital expenditures were $49,228,000, $134,812,000 and $117,154,000 in fiscal years 2001, 2000 and 1999, respectively.

Net cash used for financing was $232,263,000 in fiscal year 2001. Fiscal year 2001 financing activities primarily represented a reduction of outstanding borrowings under the Company's revolving credit facility of $200,000,000 and a decrease in overdraft balances of $36,740,000. Net cash provided by financing was $209,880,000 in fiscal year 2000. Fiscal year 2000 financing activities primarily represented borrowings under the Company's revolving credit facility, the issuance of $50,000,000 of redeemable preferred shares and an increase in overdraft balances. Net cash used by financing activities was $150,597,000 in fiscal year 1999. Fiscal year 1999 financing activities primarily represented a decrease in outstanding borrowings under the Company's revolving credit facilities, a decrease in overdraft balances and the payment of $34,841,000 for treasury stock purchases. The Company made advanced payments for leased facilities of $21,237,000 during fiscal year 1999. The majority of these advanced payments were reimbursed in fiscal year 2000.

The Company opened 17 new superstores in the United States and four new superstores in Mexico in fiscal year 2001 and plans to open fewer domestic superstores and up to ten new superstores in Mexico during fiscal year 2002. Management estimates that the Company's cash requirements for opening a domestic superstore, exclusive of pre-opening expenses, will be approximately $900,000, including approximately $425,000 for leasehold improvements, fixtures, point-of-sale terminals and other equipment, and approximately $400,000 for the portion of store inventory that is not financed by accounts payable to vendors. Pre-opening expenses are expected to average approximately $90,000 per domestic superstore in fiscal year 2002.

The Company expects capital expenditures for fiscal year 2002, primarily for information technology initiatives and new store openings, to total $60,000,000 to $65,000,000.

On March 9, 2002, President Bush signed into law the "Job Creation and Worker Assistance Act" (H.R. 3090). This new tax law temporarily extends the carryback period for net operating losses incurred during the Company's taxable years ended in 2001 and 2000 to five years from two years. Although it is still evaluating the effect of this new tax law, the Company expects additional carryback of net operating losses in excess of $50,000,000. These net operating losses were fully reserved during the fourth quarter of fiscal year 2001. The Company expects to reverse a portion of the valuation allowance equal to the additional carryback and report income tax benefit of an equal amount in the first quarter of fiscal year 2002. The Company anticipates receiving the cash refund for the additional carryback during fiscal year 2002. See Note 8 of Notes to Consolidated Financial Statements of the Company for additional information regarding income taxes.

Due to the decline in Kmart's debt rating, the Company was required to purchase, during the first quarter of fiscal year 2002, the mortgage notes on two of its store properties for an aggregate amount of $5,085,000. Both of the properties are occupied by the Company. Principal and interest payments to the Company under the mortgage notes are secured by the Company's rent payments under the related lease agreements. Interest on the mortgage notes accrues to the Company at an average rate of approximately 10% per annum which exceeds the Company's current borrowing rate. The Company does not expect the decline in Kmart's debt rating or Kmart's subsequent bankruptcy filing to have a material adverse impact on OfficeMax's financial position or the results of its operations.

On August 13, 1998, the Company's Board of Directors authorized the Company to repurchase up to $200,000,000 of its common shares on the open market. At the end of fiscal year 1999, the Company had purchased a total of 12,702,100 shares at a cost of $113,619,000. The Company did not repurchase any common shares during fiscal year 2001 or fiscal year 2000. Treasury stock purchases to-date included systematic purchases of shares to cover potential dilution from the future issuance of shares under the Company's equity-based incentive plans.

The Company expects its funds generated from operations as well as its current cash reserves, and, when necessary, seasonal short-term borrowings to be sufficient to finance its operations and capital requirements.

On November 30, 2000, the Company entered into a three-year senior secured revolving credit facility. The revolving credit facility is secured by a first priority perfected security interest in the Company's inventory and certain accounts receivable and provides for borrowings of up to $700,000,000 at the bank's base rate or Eurodollar Rate plus 1.75% to 2.50% depending on the level of borrowing. As of January 26, 2002, the Company had outstanding borrowings of $20,000,000 under the revolving credit facility at a weighted average interest rate of 4.75%. As of January 27, 2001, the Company had outstanding borrowings of $220,000,000 under the revolving credit facility at a weighted average interest rate of 8.61%. Also from this facility, the Company had $111,580,000 of standby letters of credit outstanding as of January 26, 2002, in connection with its insurance programs and two synthetic operating leases related to the Company's PowerMax inventory distribution facilities. These letters of credit are considered outstanding amounts under the revolving credit facility. The Company pays quarterly usage fees of between 1.62% and 1.87% per annum on the outstanding standby letters of credit. As of January 27, 2001, the Company had $122,325,000 of standby letters of credit issued in connection with its insurance programs and two synthetic operating leases related to its PowerMax inventory distribution facilities, outstanding under the revolving credit facility and an additional facility that expired in fiscal year 2001.

The Company pays quarterly fees of 0.25% per annum on the unused portion of the revolving credit facility. Available borrowing capacity under the revolving credit facility is calculated as a percentage of the Company's inventory and certain accounts receivable. As of January 26, 2002, the Company had unused and available borrowings under the revolving credit facility in excess of $412,600,000.

During the fourth quarter of fiscal year 2000, the Company assumed an eleven-year $1,800,000 mortgage loan secured by real estate previously leased by the Company. As of January 26, 2002, $1,652,000 of the mortgage loan was outstanding. The mortgage loan bears interest at a rate of 5.0% per annum. Maturities of the mortgage loan including interest will be approximately $213,000 for each of the next five years.

Significant Contractual Obligations. The Company is obligated to make future payments under various contracts such as its revolving credit facility, operating leases and other contractual obligations. The following table summarizes the Company's significant contractual obligations as of January 26, 2002:

(Dollars in thousands)

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt	$ 1,652	$ 122	$ 286	$ 317	$ 927
Operating Leases	2,980,492	356,123	629,439	519,191	1,475,739
Unconditional Purchase Obligations	2,000	2,000	-	-	-
Other Obligations	21,750	21,750	-	-	-
Total Contractual Obligations	$ 3,005,894	$ 379,995	$ 629,725	$ 519,508	$ 1,476,666

Long-term Debt. Amount represents a mortgage loan secured by real estate previously leased by the Company.

Operating Leases. Amount represents rents due under the Company's operating leases and includes future lease payments under two synthetic operating lease agreements of approximately $11,467,000. The Company occupies two of its PowerMax inventory distribution facilities under synthetic operating leases, financial structures that qualify under generally accepted accounting principles as operating leases for financial reporting purposes and as debt financing for income tax purposes, from non-OfficeMax affiliated special purpose entities ("SPEs") which have been established by nationally prominent, creditworthy commercial lessors to facilitate the financing of those assets for the Company. The use of SPEs allows the parties providing the financing to isolate particular assets in a single entity and thereby syndicate the financing to multiple parties. This is a conventional financing technique used to lower the cost of borrowing and, thus, the lease cost to the Company. The SPEs finance the cost of the property through the issuance of commercial paper which is redeemed with the proceeds from the Company's rent payments. The Company has provided standby letters of credit of approximately $81,000,000 in support of the commercial paper. In the event that the Company defaults on its obligations under the lease, the SPEs would draw on the letters

of credit in order to redeem the commercial paper. These letters of credit are considered outstanding amounts under the Company's revolving credit facility. The Company has not established any SPEs. All of the SPEs are owned by institutions which are completely independent of, and not affiliated with, the Company. No officers, directors or employees of the Company hold any direct or indirect equity interest in such SPEs. The provisions of the synthetic operating lease agreements also contain purchase options and fair value guarantees. See "Guarantees" below for additional information regarding these provisions.

Unconditional Purchase Obligations. Amount represents $2,000,000 due to the Company's joint venture in Mexico, OfficeMax de Mexico, as a result of the Company's acquisition of a majority interest in that joint venture as of the end of fiscal year 1999. The Company expects to convert a note receivable from the joint venture to an equity investment in OfficeMax de Mexico during fiscal year 2002 in satisfaction of this obligation. See Note 4 of Notes to Consolidated Financial Statements of the Company for additional information regarding the acquisition of a majority interest in OfficeMax de Mexico.

In accordance with an amended and restated joint venture agreement, the Company's joint venture partner in Mexico can elect to put its remaining 49% interest in OfficeMax de Mexico to the Company beginning in the first quarter of fiscal year 2002, if certain earnings targets are achieved. Currently, the minority partner has indicated that it has no intentions to exercise this right in fiscal year 2002. If the earnings targets are achieved and the joint venture partner elects to put its ownership interest to the Company, the purchase price would be calculated based on a multiple of the joint venture's earnings before interest, taxes, depreciation and amortization and would not be expected to exceed $40,000,000. The Company and its minority partner have begun preliminary negotiations regarding amending the joint venture agreement in order to establish a longer-term commitment from the minority partner. Currently, the Company is unable to estimate its obligation under the put option, if any. Accordingly, no amount related to the put option is included in the table above.

Other Obligations. This amount represents the full value of the Company's outstanding Series B Serial Preferred Shares (the "Series B Shares") of $21,750,000. See "Gateway Alliance" below and Note 14 of Notes to Consolidated Financial Statements of the Company for additional information regarding the Series B Shares.

Other Significant Commercial Commitments. The following table summarizes the Company's significant commercial commitments as of January 26, 2002:

(Dollars in thousands)

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Lines of Credit	$ 20,000	$ -	$ 20,000	$ -	$ -
Standby Letters of Credit	111,580	-	111,580	-	-
Guarantees	5,085	5,085	-	-	-
Total Commercial Commitments	$ 136,665	$ 5,085	$ 131,580	$ -	$ -

Lines of Credit. Amount represents the outstanding borrowings on the Company's revolving credit facility as of January 26, 2002, exclusive of letters of credit. The revolving credit facility expires in November 2003.

Standby Letters of Credit. Amount represents outstanding letters of credit issued in connection with the Company's insurance programs and two synthetic operating leases related to the Company's PowerMax inventory distribution facilities. These letters of credit are issued under the Company's revolving credit facility. The revolving credit facility expires in November 2003.

Guarantees. Due to a decline in Kmart's debt rating, the Company was required to purchase, during the first quarter of fiscal year 2002, the mortgage notes on two of its store properties for an aggregate amount of $5,085,000. Both of the properties are occupied by the Company. Principal and interest payments to the Company under the mortgage notes are secured by the Company's rent payments under the related lease agreements. Interest on the mortgage notes accrues to the Company at an average rate of approximately 10% per annum which exceeds the Company's current borrowing rate.

The Company operates two of its PowerMax inventory distribution facilities under synthetic operating leases with initial lease terms expiring in fiscal year 2004. One of the synthetic operating leases can be extended at the

Company's option until fiscal year 2006. Upon expiration of the synthetic operating leases, the Company can elect to purchase the related assets of both facilities at a total cost specified in the lease agreement of approximately $80,000,000. If the Company does not elect to purchase the related assets, the Company is required to honor certain fair value guarantees. These guarantees require the Company to reimburse the lessor any shortfall to a fair value specified in the lease agreement. Currently, the Company expects to purchase the related assets upon expiration of the synthetic operating leases and is unable to estimate its obligation, if any, under the fair value provisions of these leases. Accordingly, no amount is included in the table above.

Significant Accounting Policies

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management of the Company uses historical information and all available information to make these estimates and assumptions. Actual amounts could differ from these estimates and different amounts could be reported using different assumptions and estimates.

The Company's significant accounting policies are described in the Notes to Consolidated Financial Statements. Management believes that of its significant accounting policies, its policies concerning inventory, income taxes, impairment of long-lived assets, goodwill and facility closure costs involve a high degree of judgments, estimates, and complexity. The estimates and judgments made by management in regards to these policies have the most significant impact on the Company's reported financial position and operating results. Additional information regarding these policies is included below.

Inventory. Inventories are valued at weighted average cost or market. Throughout the year, the Company performs annual physical inventories at all of its locations. For periods subsequent to the date of each location's last physical inventory, a reserve for estimated shrinkage is provided based on various factors including sales volume, the location's historical shrink results and current trends. If actual losses as a result of inventory shrink are different than management's estimates, adjustments to the Company's reserve for inventory shrink may be required.

The Company records a reserve for future inventory cost markdowns to be taken for inventory not expected to be part of its ongoing merchandise offering. This reserve was $4,500,000 and $4,000,000 as of January 26, 2002 and January 27, 2001, respectively. Management estimates the required reserve for future inventory cost markdowns based on historical information regarding product sell through and gross margin rates for similar products. If actual sell through or gross margin rates for discontinued inventory are different than management's estimates, additional inventory markdowns may be required and the Company's gross margin could be significantly impacted.

Income Taxes. The Company uses the liability method whereby income taxes are recognized during the fiscal year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial statement and tax basis of assets and liabilities. The Company assesses the recoverability of its deferred tax assets in accordance with the provisions of FAS 109. In accordance with that standard, the Company recorded a valuation allowance for its net deferred tax assets and net operating loss carryforwards of $170,616,000 as of January 26, 2002. The Company intends to maintain a full valuation allowance for its net deferred tax assets and net operating loss carryforwards until sufficient positive evidence exists to support the reversal of the remaining reserve. Until such time, except for minor state, local and foreign tax provisions, the Company will have no reported tax provision, net of valuation allowance adjustments. In the event the Company was to determine, based on the existence of sufficient positive evidence, that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. See Note 8 of Notes to Consolidated Financial Statements of the Company for additional information regarding income taxes.

Impairment of Long-Lived Assets. The Company reviews its long-lived assets for possible impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable by the undiscounted future cash flows to be generated by the asset over its remaining useful life. If impairment exists, the carrying amount of the asset is reduced. The Company evaluates possible impairment of

long-lived assets for each of its retail stores individually based management's estimate of the store's future earnings before interest, taxes, depreciation and amortization. Long-lived assets for which the Company cannot specifically identify cash flows that are largely independent of the cash flows of other long-lived assets, such as its corporate and distribution facilities, are evaluated based on management's estimate of the Company's future consolidated operating cash flows. During fiscal years 2001 and 2000, the Company recorded impairment losses of $8,325,000 and $2,399,000, respectively. If actual future operating results or cash flows are different than management's estimates, additional impairment losses may be required.

Goodwill. Goodwill represents the excess of cost over the fair value of the net identifiable assets acquired in a business combination accounted for under the purchase method. Through the end of fiscal year 2001, the Company amortized its goodwill over 10 to 40 years using the straight-line method. The Company evaluated the recoverability of its goodwill and reviewed the amortization period on an annual basis by determining whether the remaining balance could be recovered through the undiscounted future cash flows of the related assets over the remaining life of the goodwill. Based on its review, the Company does not believe that an impairment of its goodwill had occurred as of, and through the period ended, January 26, 2002.

As a result of a new accounting standard that is effective for the Company as of the beginning of fiscal year 2002, goodwill will no longer be amortized, but will be tested for impairment at least annually (see "Recently Issued Accounting Pronouncements" below). The Company is assessing the financial statement impact of the adoption of the new standard, which could include an impairment loss, or write-off, of some portion of the Company's intangible assets, including goodwill.

Facility Closure Costs. The Company continuously reviews its real estate portfolio to identify underperforming facilities and closes those facilities that are no longer strategically or economically viable. The Company accrues estimated closure costs in the period in which management approves a plan to close a facility. The accrual for estimated closure costs is net of expected future sublease income, which is estimated by management based on real estate studies prepared by independent industry experts. If actual future sublease income is different than management's estimate, adjustments to the Company's store closing reserves may be necessary.

Information Regarding Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any information in this report that is not historical information is a forward-looking statement which may be identified by the use of language such as "may," "will," "should," "expects," "plans," "anticipates," "estimates," "believes," "thinks," "continues," "indicates," "outlook," "looks," "goals," "initiatives," "projects," or similar expressions. These statements are likely to address the Company's growth strategy, future financial performance (including sales and earnings), strategic initiatives, marketing and expansion plans, and the impact of operating initiatives. The forward-looking statements, which speak only as of the date the statement was made, are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated, projected or implied in the forward-looking statements. These risks and uncertainties include those described in Exhibit 99.1 to the Company's Annual Report on Form 10-K for the fiscal year ended January 26, 2002, and in other reports and exhibits to those reports filed with the Securities and Exchange Commission. You are strongly urged to review such filings for a more detailed discussion of such risks and uncertainties. The Company's SEC filings are available at no charge at www.sec.gov and www.freeEDGAR.com, as well as on a number of other web sites including OfficeMax.com, under the investor information section. These risks and uncertainties include, but are not limited to, the following: risks associated with general economic conditions (including the effects of the general economic slowdown in 2001 and early 2002); and failure to adequately execute plans and unforeseen circumstances beyond the Company's control in connection with development, implementation and execution of new business processes, procedures and programs. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Significant Trends and Developments

During fiscal year 2001 and the second half of fiscal year 2000, the operations of the Company's Domestic segment were significantly impacted by the recession in the United States and uncertain consumer and business sentiment following the September 11th terrorist attacks. These factors contributed to a decline in both small business capital purchases and the formation of new company startups as well as reduced consumer and business spending,

particularly for technology and furniture products. Many economic forecasts expect the recession in the U.S. economy to continue during the first half of 2002.

During recent years, the Company has experienced increased competition from mass merchandisers and wholesale clubs. These retailers have increased their assortment of office products in order to attract home office customers and individual consumers. Further, various other retailers that have not historically competed with OfficeMax, such as drug stores and grocery chains, have begun carrying at least a limited assortment of paper products and basic office supplies. Management expects this trend towards a proliferation of retailers offering a limited assortment of office supplies to continue. This increased competition is likely to result in additional competitive pressures on pricing and gross profits.

Legal Proceedings

There are various claims, lawsuits and pending actions against the Company incident to the Company's operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

Gateway Alliance

In fiscal year 2000, Gateway Companies, Inc. ("Gateway") committed to operate licensed store-within-a-store computer departments within all OfficeMax superstores in the United States pursuant to a strategic alliance, which included the terms of a Master License Agreement (the "MLA"). In connection with the investment requirements of the strategic alliance, during the second quarter of fiscal year 2000, Gateway invested $50,000,000 in OfficeMax convertible preferred stock - $30,000,000 in Series A Voting Preference Shares (the "Series A Shares") designated for OfficeMax and $20,000,000 in Series B Serial Preferred Shares (the "Series B Shares") designated for OfficeMax.com.

The Series A Shares, which had a purchase price of $9.75 per share, voted on an as-converted to Common Shares basis (one vote per share) and did not bear any interest or coupon. The Series A Shares were to increase in value from $9.75 per share to $12.50 per share on a straight-line basis over the five-year term of the alliance. The Company recognized the increase in value by a charge directly to Retained Earnings for Preferred Share Accretion. The Series B Shares, which had a purchase price of $10 per share and a coupon rate of 7% per annum, had no voting rights.

During the first quarter of fiscal year 2001, Gateway announced its intention to discontinue selling computers in non-Gateway stores, including OfficeMax superstores. At that time, OfficeMax and Gateway began discussing legal issues regarding Gateway's performance under the strategic alliance. In the second quarter of fiscal year 2001, Gateway ended its rollout of Gateway store-within-a-store computer departments in the Company's superstores and has since removed its equipment and fixtures from such stores. On July 23, 2001, Gateway notified the Company of its termination of the MLA and its desire to exercise its redemption rights with respect to the Series B Shares. Thereafter, the Company, which had previously notified Gateway of Gateway's breaches under the MLA and related agreements, reaffirmed its position that Gateway was in breach of its obligations under the MLA and related agreements. Litigation and arbitration proceedings have commenced.

During the fourth quarter of fiscal year 2001, Gateway elected to convert its Series A Shares, plus accrued preferred share accretion of $2,115,000, into 9,366,109 common shares of the Company.

OfficeMax does not anticipate redeeming any of the Series B Shares owned by Gateway until all of the issues associated with the strategic alliance and its wind down have been resolved. Based on current circumstances, it is unclear when such a resolution will occur. In May 2001, OfficeMax announced a strategic alliance with another computer provider.

Seasonality and Inflation

The Company's business is seasonal with sales and operating income higher in the third and fourth quarters, which include the Back-to-School period and the holiday selling season, respectively, followed by the traditional new year office supply restocking month of January. Sales in the second quarter's summer months are historically the slowest of the year primarily because of lower office supplies consumption during the summer vacation period. Management believes inflation has not had a material effect on the Company's financial condition or operating

results for the periods presented and, in fact, has experienced decreasing selling prices for items such as furniture, fax machines, printers, copiers and various other electronics merchandise.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Accounting for Business Combinations" ("FAS 141") and Statement No. 142, "Goodwill and Other Intangibles" ("FAS 142"). These Statements modify accounting for business combinations and address the accounting for goodwill and other intangible assets. The provisions of FAS 141 are effective for business combinations initiated after June 30, 2001. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001, and are effective for interim periods in the initial year of adoption. FAS 142 specifies that, among other things, goodwill and intangible assets with an indefinite useful life will no longer be amortized. The standard requires goodwill and intangible assets with an indefinite useful life to be periodically tested for impairment using the two-step test specified in the standard and written down to fair value if considered impaired. Intangible assets with estimated useful lives will continue to be amortized over those periods. FAS 142 is effective for the Company for fiscal year 2002. Accordingly, the Company is required to complete the first step in the two-step test for impairment prior to the end of its second fiscal quarter on July 27, 2002. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of the impairment loss, if any. The Company is assessing the financial statement impact of the adoption of these Statements, which could include an impairment loss, or write-off, of some portion of the Company's intangible assets, including goodwill.

In July 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). This Statement requires that a liability for an asset retirement obligation be recognized when incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. FAS 143 is effective for fiscal years beginning after June 15, 2002. Adoption of FAS 143 is not expected to have a material impact on the Company's financial position or the results of its operations.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). This Statement supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains many of its fundamental provisions. FAS 144 also expands the scope of discontinued operations to include more disposal transactions. The Company adopted FAS 144 during the first quarter of fiscal year 2002. Adoption of the new standard did not have a material effect on earnings or the financial position of the Company.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, principally interest rate risk and foreign exchange risk.

Interest earned on the Company's cash equivalents and short-term investments, as well as interest paid on its debt and lease obligations, are sensitive to changes in interest rates. The interest rate for the Company's revolving credit facility is variable, while the Company's long-term debt and the interest component of its operating leases is generally fixed. The Company manages its interest rate risk by maintaining a combination of fixed and variable rate debt. The Company believes its potential exposure to interest rate risk is not material to the Company's financial position or the results of its operations.

The Company is exposed to foreign currency exchange risk through its joint venture partnership in Mexico. The Company has not entered into any derivative financial instruments to hedge this exposure, and believes its potential exposure is not material to the Company's financial position or the results of its operations.

OfficeMax, Inc.

Consolidated Statements of Income

(Dollars in thousands, except per share data)

Fiscal Year Ended	52 Weeks Ended Jan. 26, 2002	53 Weeks Ended Jan. 27, 2001	52 Weeks Ended Jan. 22, 2000
Sales	$ 4,636,024	$ 5,133,925	$ 4,822,673
Cost of merchandise sold, including buying and occupancy costs	3,546,216	3,904,953	3,653,783
Inventory liquidation	3,680	8,244	-
Inventory markdown for item rationalization	-	-	77,372
	3,549,896	3,913,197	3,731,155
Gross profit	1,086,128	1,220,728	1,091,518
Store operating and selling expenses	1,052,958	1,131,451	910,032
General and administrative expenses	145,680	156,273	128,708
Goodwill amortization	9,855	9,863	9,418
Pre-opening expenses	2,790	7,113	10,974
Store closing and asset impairment	76,761	109,578	-
Total operating expenses	1,288,044	1,414,278	1,059,132
Operating income (loss)	(201,916)	(193,550)	32,386
Interest expense, net	14,804	16,493	10,146
Other expense (income), net	61	60	(59)
Income (loss) before income taxes	(216,781)	(210,103)	22,299
Income tax expense (benefit)	89,704	(79,076)	12,258
Minority interest	2,973	2,139	-
Net income (loss)	$ (309,458)	$ (133,166)	$ 10,041
Earnings (loss) per common share:			
Basic	$ (2.72)	$ (1.20)	$ 0.09
Diluted	$ (2.72)	$ (1.20)	$ 0.09
Weighted average number of common shares outstanding:			
Basic	114,308,000	112,738,000	113,578,000
Diluted	114,308,000	112,738,000	114,248,000

See accompanying Notes to Consolidated Financial Statements.

OfficeMax, Inc.
Consolidated Balance Sheets

(Dollars in thousands)

	January 26, 2002	January 27, 2001
Assets		
Current Assets:		
Cash and equivalents	$ 76,751	$ 127,337
Accounts receivable, net of allowances of $974 and $1,261, respectively	87,511	105,666
Merchandise inventories	884,827	1,159,089
Other current assets	43,834	110,821
Total current assets	1,092,923	1,502,913
Property and Equipment:		
Buildings and land	35,725	36,180
Leasehold improvements	185,998	196,088
Furniture, fixtures and equipment	616,768	599,813
Total property and equipment	838,491	832,081
Less: Accumulated depreciation	(479,204)	(397,757)
Property and equipment, net	359,287	434,324
Other assets and deferred charges	12,302	55,680
Goodwill, net of accumulated amortization of $89,757 and $79,902, respectively	290,495	300,350
	$ 1,755,007	$ 2,293,267
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable – trade	$ 495,505	$ 587,618
Accrued expenses and other liabilities	196,297	179,034
Accrued salaries and related expenses	50,705	45,197
Taxes other than income taxes	68,509	67,564
Credit facilities	20,000	220,000
Redeemable preferred shares – Series B	21,750	-
Mortgage loan, current portion	122	116
Total current liabilities	852,888	1,099,529
Mortgage loan	1,530	1,663
Other long-term liabilities	175,456	141,245
Total liabilities	1,029,874	1,242,437
Commitments and contingencies	-	-
Minority interest	19,184	16,211
Redeemable preferred shares – Series A	-	31,269
Redeemable preferred shares – Series B	-	21,050
Shareholders' Equity:		
Common stock without par value; 200,000,000 shares authorized; 134,284,054 and 124,969,255 shares issued and outstanding, respectively	895,466	865,319
Deferred stock compensation	(29)	(321)
Cumulative translation adjustment	616	(417)
Retained earnings (deficit)	(87,589)	223,415
Less: Treasury stock, at cost	(102,515)	(105,696)
Total shareholders' equity	705,949	982,300
	$ 1,755,007	$ 2,293,267

See accompanying Notes to Consolidated Financial Statements.

OfficeMax, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

Fiscal Year Ended	January 26, 2002	January 27, 2001	January 22, 2000
Operations			
Net income (loss)	$ (309,458)	$ (133,166)	$ 10,041
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Store closing and asset impairment	19,836	11,905	-
Depreciation and amortization	105,310	101,526	89,064
Income taxes	89,704	(55,401)	15,023
Other – net	16,329	389	1,825
Changes in current assets and current liabilities, excluding the effects of acquisitions:			
Decrease (increase) in inventories	274,261	114,755	(838)
(Decrease) increase in accounts payable	(57,035)	(141,213)	101,329
Decrease in accounts receivable	19,598	6,895	31,281
Increase in accrued liabilities	29,072	2,082	33,395
Store closing and asset impairment	31,849	97,673	-
Other – net	11,555	(19,375)	(13,174)
Net cash provided by (used for) operations	231,021	(13,930)	267,946
Investing			
Capital expenditures	(49,228)	(134,812)	(117,154)
Consolidation of majority interest in OfficeMax de Mexico	-	-	5,384
Other – net	(1,149)	(6,322)	26
Net cash used for investing	(50,377)	(141,134)	(111,744)
Financing			
(Decrease) increase in revolving credit facilities	(200,000)	128,200	(52,900)
Payments of mortgage principal, net	(127)	(14,646)	(1,300)
(Decrease) increase in overdraft balances	(36,740)	25,792	(43,018)
Purchase of treasury stock	-	-	(34,841)
Decrease (increase) in advance payments for leased facilities	2,449	19,672	(21,237)
Proceeds from issuance of common stock, net	1,213	2,220	2,699
Proceeds from issuance of preferred stock, net	-	50,000	-
Other – net	942	(1,358)	-
Net cash (used for) provided by financing	(232,263)	209,880	(150,597)
Effect of exchange rate changes on cash and cash equivalents	1,033	(566)	-
Net (decrease) increase in cash and equivalents	(50,586)	54,250	5,605
Cash and equivalents, beginning of period	127,337	73,087	67,482
Cash and equivalents, end of period	$ 76,751	$ 127,337	$ 73,087

See accompanying Notes to Consolidated Financial Statements.

OfficeMax, Inc.
Consolidated Statements of Changes in Shareholders' Equity
(Dollars in thousands)

	Common Stock	Deferred Stock Compensation	Cumulative Translation Adjustment	Retained Earnings	Treasury Stock	Total
Balance at January 23, 1999	**$ 868,321**	**$ (260)**	**$ -**	**$ 348,859**	**$ (78,778)**	**$ 1,138,142**
Comprehensive income:						
Net income	-	-	-	10,041	-	10,041
Total comprehensive income						10,041
Shares issued under director plan	(226)	(150)	-	-	403	27
Exercise of stock options (including tax benefit)	122	-	-	-	593	715
Sale of shares under management share purchase plan (including tax benefit)	125	(153)	-	-	751	723
Sale of shares under employee share purchase plan (including tax benefit)	(476)	-	-	-	1,407	931
Amortization of deferred compensation	-	259	-	-	-	259
Treasury stock purchased	-	-	-	-	(34,841)	(34,841)
Balance at January 22, 2000	**867,866**	**(304)**	**-**	**358,900**	**(110,465)**	**1,115,997**
Comprehensive loss:						
Net loss	-	-	-	(133,166)	-	(133,166)
Cumulative translation adjustment	-	-	(417)	-	-	(417)
Total comprehensive loss						(133,583)
Shares issued under director plan	(502)	(220)	-	-	751	29
Exercise of stock options (including tax benefit)	(466)	-	-	-	1,009	543
Sale of shares under management share purchase plan (including tax benefit)	(168)	(70)	-	-	668	430
Sale of shares under employee share purchase plan (including tax benefit)	(1,411)	-	-	-	2,341	930
Amortization of deferred compensation	-	273	-	-	-	273
Preferred stock accretion	-	-	-	(2,319)	-	(2,319)
Balance at January 27, 2001	**865,319**	**(321)**	**(417)**	**223,415**	**(105,696)**	**982,300**
Comprehensive income (loss):						
Net loss	-	-	-	(309,458)	-	(309,458)
Cumulative translation adjustment	-	-	1,033	-	-	1,033
Total comprehensive loss						(308,425)
Shares issued under director plan	(46)	-	-	-	78	32
Exercise of stock options (including tax benefit)	(555)	-	-	-	1,072	517
Sale of shares under management share purchase plan (including tax benefit)	(43)	26	-	-	-	(17)
Sale of shares under employee share purchase plan (including tax benefit)	(1,324)	-	-	-	2,031	707
Amortization of deferred compensation	-	266	-	-	-	266
Preferred stock accretion	-	-	-	(1,546)	-	(1,546)
Conversion of Series A Preference Shares	32,115	-	-	-	-	32,115
Balance at January 26, 2002	**$ 895,466**	**$ (29)**	**$ 616**	**$ (87,589)**	**$ (102,515)**	**$ 705,949**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

OfficeMax, Inc. ("OfficeMax" or the "Company") operates a chain of high-volume, deep-discount office products superstores. At January 26, 2002, the Company owned and operated 993 superstores in 49 states, Puerto Rico, U.S. Virgin Islands and, through joint venture partnerships, in Mexico and Brazil. In addition to offering office products, business machines and related items, OfficeMax superstores also feature CopyMax and FurnitureMax, in-store modules devoted exclusively to print-for-pay services and office furniture. Additionally, the Company reaches customers with over 30,000 items through its award winning eCommerce site, OfficeMax.com, its direct-mail catalogs and its outside sales force, all of which are serviced by its three PowerMax distribution facilities, 18 delivery centers and two national customer call/contact centers.

Basis of Presentation

The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Affiliates in which the Company owns a controlling majority interest are included in the Company's consolidated financial statements. Investments in affiliates representing 50% or less of the ownership of such companies for which the Company has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method. All other investments in affiliates are accounted for under the cost method and loans, which the Company makes from time to time to these affiliates, are recorded in other assets or accounts receivable. Intercompany accounts and transactions have been eliminated in consolidation.

The Company has two business segments: Domestic and International. The Company's operations in the United States comprise its retail stores, eCommerce operations, catalog business and outside sales groups all of which are included in the Domestic segment. The operations of the Company's joint venture in Mexico, OfficeMax de Mexico, are included in the International segment. See Note 12 of Notes to Consolidated Financial Statements for additional information regarding the Company's business segments.

The Company's fiscal year ends on the Saturday prior to the last Wednesday in January. Fiscal years 2001 and 1999 ended on January 26, 2002 and January 22, 2000, respectively, and included 52 weeks. Fiscal year 2000 ended on January 27, 2001 and included 53 weeks.

Certain reclassifications have been made to prior year amounts to conform to the current presentation.

Accounting Estimates

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management of the Company uses historical information and all available information to make these estimates and assumptions. Actual results could differ from these estimates and different amounts could be reported using different assumptions and estimates.

Cash and Equivalents

Cash and equivalents includes short-term investments with original maturities of 90 days or less.

Accounts Receivable

Accounts receivable consists primarily of amounts due from vendors under purchase rebate, cooperative advertising and other contractual programs and trade receivables not financed through outside programs. The Company has an arrangement with a financial services company (the "Issuer") whereby the Issuer manages the Company's private label credit card programs. The credit card accounts, and receivables generated thereby, are owned by the Issuer. Under the terms of the agreement, the Issuer charges the Company a fee to cover the Issuer's cost of providing credit and collecting the receivables which are non-recourse to the Company. The Company's agreement with the Issuer permits the Issuer to terminate the agreement at anytime if the Company does not maintain a minimum tangible net worth as defined in the agreement. As of January 26, 2002, the Company's tangible net worth exceeded the minimum tangible net worth required by the agreement with the Issuer by approximately $25,210,000. The Company believes that if it did not maintain the required minimum tangible net

worth and the Issuer terminated the agreement, it would be able to find another financial services company to manage its private label credit card programs.

Inventories

Inventories are valued at the lower of weighted average cost or market. Throughout the year, the Company performs annual physical inventories at all of its locations. For periods subsequent to the date of each location's last physical inventory, a reserve for estimated shrinkage is provided based on various factors including sales volume, the location's historical shrink results and current trends.

The Company records a reserve for future inventory cost markdowns to be taken for inventory not expected to be part of its ongoing merchandise offering. This reserve was $4,500,000 and $4,000,000 as of January 26, 2002 and January 27, 2001, respectively. The reserve is estimated based on historical information regarding sell through and gross margin rates for similar products.

Advertising

Advertising costs are either expensed or capitalized and amortized in proportion to related revenues. The total amount capitalized in accordance with the provisions of Statement of Position 93-7 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants was $3,805,000 and $3,400,000 as of January 26, 2002 and January 27, 2001, respectively. These amounts relate to the Company's catalog and other direct response advertising and are amortized in proportion to the related sales during the period in which the merchandise contents and pricing are valid. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of its advertising costs. Advertising expense, net of vendor reimbursements, was $130,102,000, $150,099,000, and $98,901,000 for fiscal years 2001, 2000 and 1999, respectively. Net advertising expense is included in store operating and selling expenses.

Income Taxes

The Company uses the liability method whereby income taxes are recognized during the fiscal year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial statement and tax basis of assets and liabilities. The Company assesses the recoverability of its deferred tax assets in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). In accordance with that standard, the Company recorded a valuation allowance for its net deferred tax assets and net operating loss carryforwards of $170,616,000 as of January 26, 2002. See Note 8 of Notes to Consolidated Financial Statements for additional information regarding income taxes.

Property and Equipment

Components of property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method for financial statement purposes and accelerated methods for income tax purposes. All store properties are leased, and improvements are amortized over the lesser of the term of the lease or 20 years. The estimated useful lives of other depreciable assets are generally as follows: buildings and improvements – 10 to 40 years; and furniture, fixtures and equipment, including information technology equipment and software – 3 to 10 years.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for possible impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable by the undiscounted future cash flows of the asset over its remaining useful life. If impairment exists, the carrying amount of the asset is reduced. The Company evaluates possible impairment of long-lived assets for each of its retail stores individually based on the store's estimated future earnings before interest, taxes, depreciation and amortization. Long-lived assets for which the Company cannot specifically identify cash flows that are largely independent of the cash flows of other long-lived assets, such as its corporate and distribution facilities, are evaluated based on the Company's estimated future consolidated operating cash flows. During fiscal years 2001 and 2000, the Company recorded impairment losses of $8,325,000 and $2,399,000, respectively. These losses were included in the charges for store closing and asset impairment recorded in both years. See Note 2 of Notes to Consolidated Financial Statements for additional information regarding the charges for store closing and asset impairment.

Goodwill

Goodwill represents the excess of cost over the fair value of the net identifiable assets acquired in a business combination accounted for under the purchase method and was amortized over 10 to 40 years using the straight-line method during the fiscal years presented. The Company evaluated the recoverability of its goodwill and reviewed the amortization period on an annual basis by determining whether the remaining balance could be recovered through the undiscounted future cash flows of the related assets over the remaining life of the goodwill. Based on its review, the Company does not believe that an impairment of its goodwill had occurred as of, and through the period ended, January 26, 2002.

As a result of a new accounting standard that is effective for the Company as of the beginning of fiscal year 2002, goodwill will no longer be amortized, but will be tested for impairment at least annually. See "Recently Issued Accounting Pronouncements" below.

Insurance Programs

The Company maintains insurance coverage, and is self-insured when economically beneficial, for certain losses relating to workers' compensation claims, employee medical benefits and general and auto liability claims. Liabilities for these losses are based on claims filed and actuarial estimates of claims incurred but not yet reported and totaled $28,719,000 and $24,448,000 as of January 26, 2002 and January 27, 2001, respectively, including accrued liabilities for the related insurance premiums and other expenses. The Company has purchased stop-loss coverage in order to limit its exposure for self-insured losses. The Company has issued, when required, standby letters of credit to support its insurance programs.

Current Liabilities

Under the Company's cash management system, checks issued pending clearance that result in overdraft balances for accounting purposes are included in the accounts payable balance and totaled $79,457,000 and $116,197,000 as of January 26, 2002 and January 27, 2001, respectively.

Financial Instruments

The recorded value of the Company's financial instruments, which includes its short-term investments, accounts receivable, accounts payable, revolving credit facilities and mortgage loan, approximates fair value. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash investments. The Company invests its excess cash in high-quality securities placed with major banks and financial institutions. The Company has established guidelines relative to diversification and maturities to mitigate risk and maintain liquidity.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, generally at either the point-of-sale to a customer or upon delivery to a customer or third party delivery service, less an appropriate provision for returns and net of coupons and other sales incentives. Revenue from certain sales transactions in which the Company effectively acts as an agent or broker is reported on a net or commission basis. Revenue from the sale of extended warranty contracts is either reported at the point-of-sale to a customer or ratably over the warranty period. The performance obligations and risk of loss associated with extended warranty contracts sold by the Company are assumed by a third-party administrator.

Shipping and Handling Fees and Costs

During the fourth quarter of fiscal year 2000, the Company adopted Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires that fees charged to customers in a sales transaction for shipping and handling be classified as revenue. The Company has elected to continue to record shipping and handling related costs in store operating and selling expense. Such costs were approximately $56,006,000, $64,774,000 and $56,774,000 in fiscal years 2001, 2000 and 1999, respectively.

Vendor Income Recognition

The Company participates in various purchase rebate, cooperative advertising and other marketing programs with its vendors. The Company recognizes purchase rebates as a reduction of cost of merchandise sold as the related inventory is sold. Income for cooperative advertising and other marketing programs is recognized as a reduction of advertising expense or cost of merchandise sold, respectively, in the period in which the related expenses are recognized.

Facility Closure Costs

The Company continuously reviews its real estate portfolio to identify underperforming facilities and closes those facilities that are no longer strategically or economically viable. The Company accrues estimated closure costs in the period in which management approves a plan to close a facility. The accrual for estimated closure costs is net of expected future sublease income, which is estimated by management based on real estate studies prepared by independent industry experts. If actual future sublease income is different than management's estimate, adjustments to the Company's store closing reserves may be necessary. See Note 2 of Notes to Consolidated Financial Statements for additional information regarding facility closure costs.

Pre-Opening Expenses

Pre-opening expenses, which consist primarily of payroll, supplies and grand opening advertising for new stores, are expensed as incurred.

Stock-Based Compensation

As provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), the Company has elected to continue to account for stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Pro forma disclosures of net earnings (loss) and earnings (loss) per common share, as if the fair-value based method of accounting defined in FAS 123 had been applied, are presented in Note 11 of Notes to Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Accounting for Business Combinations" ("FAS 141") and Statement No. 142, "Goodwill and Other Intangibles" ("FAS 142"). These statements modify accounting for business combinations and address the accounting for goodwill and other intangible assets. The provisions of FAS 141 are effective for business combinations initiated after June 30, 2001. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001, and are effective for interim periods in the initial year of adoption. FAS 142 specifies that, among other things, goodwill and intangible assets with an indefinite useful life will no longer be amortized. The standard requires goodwill and intangible assets with an indefinite useful life to be periodically tested for impairment using the two-step test specified in the standard and written down to fair value if considered impaired. Intangible assets with estimated useful lives will continue to be amortized over those periods. FAS 142 is effective for the Company for fiscal year 2002. Accordingly, the Company is required to complete the first step in the two-step test for impairment prior to the end of its second fiscal quarter on July 27, 2002. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of the impairment loss, if any. The Company is assessing the financial statement impact of adoption of these Statements, which could include an impairment loss, or write-off, of some portion of the Company's intangible assets, including goodwill.

Note 2. Store Closing and Asset Impairment

Fiscal Year 2001 Store Closings

During the fourth quarter of fiscal year 2001, the Company announced that it had completed a review of its real estate portfolio and elected to close 29 underperforming superstores. In conjunction with the store closings, the Company recorded a pre-tax charge for store closing and asset impairment of $79,838,000 during the fourth quarter of fiscal year 2001. Also during the fourth quarter of fiscal year 2001, the Company reversed $3,077,000 of the store closing reserve established in fiscal year 2000 when that portion of the reserve was deemed no longer necessary. See "Fiscal Year 2000 Store Closings" below for additional information regarding the reversal of the prior year reserve. The net charge of $76,761,000 reduced fiscal year 2001 net income by $47,728,000, or $0.42 per diluted share.

Major components of the fiscal year 2001 charge for store closing and asset impairment and the reserve for fiscal year 2001 store closings costs as of January 26, 2002 are as follows:

(Dollars in thousands)	Charges Incurred	Payment / Usage	Balance January 26, 2002
Lease disposition costs, net of sublease income	$ 53,646	$ -	$ 53,646
Asset impairment and disposition	20,674	20,674	-
Other closing costs, including severance	5,518	-	5,518
Total	$ 79,838	$ 20,674	$ 59,164

Lease disposition costs in the charge included the aggregate straight-line rent expense for the closing stores, net of approximately $42,344,000 of expected future sublease income. Included in the fiscal year 2001 charge for store closing and asset impairment was $5,631,000 of expense related to the write-off of the Company's investment in a joint venture in Brazil as well as receivables from that joint venture.

As of January 26, 2002, $43,135,000 of the reserve for fiscal year 2001 store closings costs was included in other long-term liabilities.

Also during the fourth quarter, the Company recorded an additional pre-tax charge of $3,680,000 as a result of the inventory liquidation at the closing stores. The inventory liquidation charge reduced fiscal year 2001 net income by $2,227,000, or $0.02 per diluted share. The 29 stores closed during the first quarter of fiscal year 2002 upon completion of the liquidation process that began as of the first day of fiscal year 2002. The results of operations for the 29 stores were assumed by a third-party liquidator and, accordingly, will not be included in the Company's consolidated results of operations beginning January 27, 2002.

Fiscal Year 2000 Store Closings

During the fourth quarter of fiscal year 2000, the Company elected to close 50 underperforming superstores and recorded a pre-tax charge for store closing and asset impairment of $109,578,000. Major components of the charge included lease disposition costs of $89,815,000, asset impairment and disposition of $13,071,000 and other closing costs, including severance, of $6,692,000. Lease disposition costs in the charge included the aggregate straight-line rent expense for the closed stores, net of approximately $83,981,000 of expected future sublease income. The charge reduced net income by $66,843,000, or $0.59 per diluted share, during fiscal year 2000.

Also during the fourth quarter of fiscal year 2000, the Company recorded an additional pre-tax charge of $8,244,000 as a result of the inventory liquidation at the closing stores. The inventory liquidation charge reduced fiscal year 2000 net income by $4,946,000, or $0.05 per diluted share.

Of the 50 superstores originally expected to close, 48 were liquidated and closed during fiscal year 2001. During the fourth quarter of fiscal year 2001, the Company elected not to close the two remaining stores due to changes in competitive and market conditions and reversed the charge originally recorded to close those stores. In total, approximately $3,077,000 of the original charge recorded in fiscal year 2000 was reversed during the fourth quarter of fiscal year 2001, primarily as a result of the two stores management elected not to close and certain equipment lease termination costs that were lower than expected.

A reconciliation of major components of the reserve for fiscal year 2000 store closing costs is as follows:

(Dollars in thousands)	Balance January 27, 2001	Reversal / Usage	Balance January 26, 2002
Lease disposition costs, net of sublease income	$ 91,477	$ 22,819	$ 68,658
Other closing costs, including severance, and asset impairment	6,196	4,496	1,700
Total	$ 97,673	$ 27,315	$ 70,358

As of January 26, 2002 and January 27, 2001, $54,900,000 and $72,314,000 of the reserve for fiscal year 2000 store closings costs was included in other long-term liabilities.

Note 3. Inventory Markdown Charge for Item Rationalization

In order to effect the acceleration of the Company's supply-chain management initiative, which included the development and opening of a nationwide network of 600,000 to 750,000-square-feet, "PowerMax" inventory distribution facilities and the implementation of the Company's new warehouse management system, the Company decided to eliminate select current products on hand as part of its program of merchandise and vendor rationalization. In connection with this decision, the Company recorded a non-cash, pre-tax markdown charge of $83,257,000 during the third quarter of fiscal year 1999. The charge provided for the liquidation of merchandise that was not expected to be part of the Company's ongoing product offering. The charge reduced third quarter net income by $53,284,000, or $0.47 per diluted share. During the fourth quarter of fiscal year 1999, the Company reversed $5,885,000 of the charge based on the actual sell-through and merchandise margin rates of discontinued products, which exceeded original expectations during the execution of the related clearance event. The reversal increased fourth quarter net income by $3,766,000, or $0.03 per diluted share. In total, the charge reduced fiscal year 1999 net income by $49,518,000, or $0.43 per diluted share.

Note 4. Acquisition of Majority Interest in OfficeMax de Mexico

Effective January 1, 2000, the Company purchased for $14,000,000 an additional 12% of OfficeMax de Mexico, its joint venture in Mexico that operates OfficeMax superstores similar to those in the United States. The excess of the purchase price over the net assets of the joint venture was approximately $4,700,000, which was allocated to goodwill and is being amortized over 10 years. During the first quarter of fiscal year 2000, the Company paid OfficeMax de Mexico $10,000,000 of the $14,000,000 purchase price. During the second quarter of fiscal year 2001, the Company converted a $2,000,000 note receivable from the joint venture to an equity investment as part of the purchase price. The Company intends to convert an additional $2,000,000 note receivable from the joint venture to an equity investment in fiscal year 2002 in satisfaction of its remaining obligation for the original purchase price. As a result of the purchase, the Company owns 51% of OfficeMax de Mexico and includes the net assets of the joint venture and related minority interest in its consolidated balance sheets. Beginning in fiscal year 2000, the Company also included OfficeMax de Mexico's results of operations and cash flows in its consolidated financial statements. OfficeMax de Mexico's fiscal year ends on December 31. Due to statutory audit requirements, OfficeMax de Mexico will maintain its calendar year end and the Company will consolidate OfficeMax de Mexico's calendar year results of operations with its fiscal year results.

Note 5. Relationship with Kmart Corporation

Kmart Corporation ("Kmart"), which previously owned an equity interest in the Company, continues to guarantee certain of the Company's leases. Such lease guarantees are provided by Kmart at no cost to the Company. The Company has agreed to indemnify Kmart for any losses incurred by Kmart as a result of actions, omissions or defaults on the part of OfficeMax, as well as for all amounts paid by Kmart pursuant to Kmart's guarantees of the Company's leases. The agreement contains certain financial and operating covenants, including restrictions on the Company's ability to pay dividends, incur indebtedness, incur liens or merge with another entity.

During the first quarter of fiscal year 2002, due to a decline in Kmart's debt rating, the Company was required to purchase the mortgage notes on two of its stores properties. See Note 7 of Notes to Consolidated Financial Statements for more information regarding these mortgage notes. The Company does not expect the decline in Kmart's debt rating or Kmart's subsequent bankruptcy filing to have a material adverse impact on OfficeMax's financial position or the results of its operations.

Note 6. Debt

Revolving Credit Facilities

On November 30, 2000, the Company entered into a three-year senior secured revolving credit facility in which 19 lenders participate (the "revolving credit facility"). The revolving credit facility is secured by a first priority perfected security interest in the Company's inventory and certain accounts receivable and provides for borrowings of up to $700,000,000 at the bank's base rate or Eurodollar Rate plus 1.75% to 2.50% depending on the level of borrowing. Proceeds from the new revolving credit facility were used to repay all outstanding borrowings under the Company's previous revolving credit facility.

As of January 26, 2002, the Company had outstanding borrowings of $20,000,000 under the revolving credit facility at a weighted average interest rate of 4.75%. As of January 27, 2001, the Company had outstanding borrowings of $220,000,000 under the revolving credit facility at a weighted average interest rate of 8.61%. Also from this facility, the Company had $111,580,000 of standby letters of credit outstanding as of January 26, 2002 in connection with its insurance programs and two synthetic operating leases related to its PowerMax inventory distribution facilities. These letters of credit are considered outstanding amounts under the revolving credit facility. The Company pays quarterly usage fees of between 1.62% and 1.87% per annum on the outstanding standby letters of credit. As of January 27, 2001, the Company had $122,325,000 of standby letters of credit, issued in connection with its insurance programs and two synthetic operating leases related to its PowerMax inventory distribution facilities, outstanding under the revolving credit facility and an additional facility that expired in fiscal year 2001.

The Company pays quarterly fees of 0.25% per annum on the unused portion of the revolving credit facility. Available borrowing capacity under the revolving credit facility is calculated as a percentage of the Company's inventory and certain accounts receivable. As of January 26, 2002, the Company had unused and available borrowings under the revolving credit facility in excess of $412,600,000.

Mortgage Loan

During the second quarter of fiscal year 2000, the Company repaid the outstanding balance of its mortgage loan in the amount of $16,100,000. The mortgage loan was secured by the Company's international corporate headquarters and had an original maturity of January 2007.

During the fourth quarter of fiscal year 2000, the Company assumed an eleven-year $1,800,000 mortgage loan secured by real estate previously leased by the Company. The mortgage loan bears interest at a rate of 5.0% per annum. Maturities of the mortgage loan, including interest, will be approximately $213,000 for each of the next five years.

Note 7. Commitments and Contingencies

During the first quarter of fiscal year 2002, the Company was required, due to a decline in Kmart's debt rating, to purchase the mortgage notes on two of its store properties. Both of the properties are occupied by the Company. Principal and interest payments to the Company under the mortgage notes are secured by the Company's rent payments under the related lease agreements. Interest on the mortgage notes accrues to the Company at an average rate of approximately 10% per annum, which exceeds the Company's current borrowing rate.

In accordance with an amended and restated joint venture agreement, the Company's joint venture partner in Mexico can elect to put its remaining 49% interest in OfficeMax de Mexico to the Company beginning in the first quarter of fiscal year 2002, if certain earnings targets are achieved. Currently, the minority partner has indicated that it has no intentions to exercise this right in fiscal year 2002. If the earnings targets are achieved and the joint venture partner elects to put its ownership interest to the Company, the purchase price would be calculated based on a multiple of the joint venture's earnings before interest, taxes, depreciation and amortization and would not be expected to exceed $40,000,000. The Company and its minority partner have begun preliminary negotiations regarding amending the joint venture agreement in order to establish a longer-term commitment from the minority partner.

There are various claims, lawsuits and pending actions against the Company incident to the Company's operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

Note 8. Income Taxes

The Company recorded a $170,616,000 charge to establish a valuation allowance for its net deferred tax assets and net operating loss carryforwards in the fourth quarter of fiscal year 2001. The valuation allowance was calculated in accordance with the provisions of FAS 109 which places primary importance on the Company's operating results in the most recent three-year period when assessing the need for a valuation allowance. Although management believes the Company's results for those periods were heavily affected by deliberate and planned infrastructure improvements, including its PowerMax inventory distribution network and state-of-the-art SAP computer system as well as an aggressive store closing program, the Company's cumulative loss in the most recent three-year period, including the net loss reported in the fourth quarter of fiscal year 2001, represented negative evidence sufficient to require a full valuation allowance under the provisions of FAS 109. The Company intends to maintain a full valuation allowance for its net deferred tax assets and net operating loss carryforwards until sufficient positive evidence exists to support reversal of the remaining reserve. Until such time, except for state, local and foreign tax provisions, the Company will have no reported tax provision, net of valuation allowance adjustments.

The provision (benefit) for income taxes consists of:

Fiscal Year Ended (Dollars in thousands)	January 26, 2002	January 27, 2001	January 22, 2000
Current federal	$ (4,863)	$ (21,317)	$ (4,731)
State and local	8,037	(4,084)	1,280
Foreign	112	1,727	686
Deferred	(84,198)	(55,402)	15,023
Valuation allowance	170,616	-	-
Total income tax expense (benefit)	$ 89,704	$ (79,076)	$ 12,258

A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

Fiscal Year Ended	January 26, 2002	January 27, 2001	January 22, 2000
Federal statutory rate	(35.0)%	(35.0)%	35.0%
State and local taxes, net of federal tax benefit	(4.1)%	(4.0)%	3.7%
Goodwill amortization	4.5%	1.7%	14.8%
Valuation allowance	76.0%	-	-
Other	-	(0.3)%	1.5%
Total income tax expense (benefit)	41.4%	(37.6)%	55.0%

The Company's net deferred tax assets resulted from the following:

Fiscal Year Ended (Dollars in thousands)	January 26, 2002	January 27, 2001
Inventory	$ 5,402	$ 9,864
Property and equipment	(22,154)	(15,291)
Escalating rent	26,133	22,769
Store closing reserve	57,678	43,810
Accrued expenses not currently deductible	28,657	25,299
Net operating loss carryforwards and other	74,900	-
Valuation allowance	(170,616)	-
Total deferred tax assets	$ -	$ 86,451

On March 9, 2002, President Bush signed into law the "Job Creation and Worker Assistance Act" (H.R. 3090). This new tax law temporarily extends the carryback period for net operating losses incurred during taxable years ended in 2001 and 2000 to five years from two years. Although it is still evaluating the impact of this new tax law, the Company expects additional carryback of net operating losses in excess of $50,000,000. These net operating losses were fully reserved during the fourth quarter of fiscal year 2001. The Company expects to reverse a portion of the valuation allowance equal to the additional carryback and report income tax benefit of an equal amount in the first quarter of fiscal year 2002. The Company anticipates receiving the cash refund for the additional carryback during fiscal year 2002.

Note 9. Leases

Description of Leasing Arrangements

The Company occupies all of its stores, delivery centers and customer call/contact centers under various long-term lease agreements. These leases generally have initial terms ranging from 10 to 25 years plus renewal options. Most of these leases require the Company to pay minimum rents, subject to periodic adjustments, plus other charges including utilities, real estate taxes, common area maintenance and, in limited cases, contingent rentals based on sales.

The Company leases two of its three PowerMax inventory distribution centers under synthetic operating leases with initial lease terms expiring in fiscal year 2004. One of the synthetic operating leases can be extended

at the Company's option until fiscal year 2006. The Company occupies its third PowerMax inventory distribution facility under a long-term lease.

Other long-term liabilities as of January 26, 2002 and January 27, 2001 included approximately $66,319,000 and $57,788,000, respectively, related to future rent escalation clauses under certain operating leases that is recognized on a straight-line basis over the term of the respective lease.

Lease Commitments

Future minimum lease payments and future minimum rentals, net of sublease income, as of January 26, 2002 were as follows:

Fiscal Year (Dollars in thousands)	Operating Leases
2002	$ 356,123
2003	330,098
2004	299,341
2005	269,029
2006	250,162
Thereafter	1,475,739
Total minimum lease payments	$ 2,980,492

Rental Expense

A summary of operating lease rental expense and short-term rentals, net of sublease income, is as follows:

Fiscal Year Ended (Dollars in thousands)	January 26, 2002	January 27, 2001	January 22, 2000
Minimum rentals	$ 366,288	$ 365,586	$ 319,451
Percentage rentals	188	249	254
Total	$ 366,476	$ 365,835	$ 319,705

Note 10. Supplemental Cash Flow Information

Additional supplemental information related to the Consolidated Statements of Cash Flows is as follows:

Fiscal Year Ended (Dollars in thousands)	January 26, 2002	January 27, 2001	January 22, 2000
Cash transactions:			
Cash paid for interest	$ 15,115	$ 15,819	$ 11,013
Cash paid for income taxes	2,166	6,742	4,402
Cash paid for acquisition of majority interest in OfficeMax de Mexico	-	10,000	-
Non-cash transactions:			
Liabilities accrued for property and equipment acquired	11,818	24,290	20,066
Tax benefit related to exercise of stock options	36	70	282
Note receivable converted to equity investment	2,000	-	-
Payable recorded for acquisition of majority interest in OfficeMax de Mexico	-	-	14,000

Note 11. Employee Benefit Plans

Stock Purchase Plans

The Company has adopted a Management Share Purchase Plan (the "Management Plan"), an Employee Share Purchase Plan (the "Employee Plan") and a Director Share Plan (the "Director Plan"). Under the Management Plan, the Company's officers are required to use at least 20%, and may use up to 100%, of their annual incentive bonuses to purchase restricted common shares of the Company at a 20% discount from the fair

value of the same number of unrestricted common shares. Restricted common shares purchased under the Management Plan are generally restricted from sale or transfer for three years from date of purchase. The maximum number of common shares reserved for issuance under the Management Plan is 1,242,227. The Company recognized compensation expense for the discount on the restricted common shares of $66,000, $103,000 and $112,000 in fiscal years 2001, 2000 and 1999, respectively.

The Employee Plan is available to all full-time employees of the Company who are not covered under the Management Plan and who have worked at least 1,000 hours during a period of 12 consecutive months. Each eligible employee has the right to purchase, on a quarterly basis, the Company's common shares at a 15% discount from the fair market value per common share. Shares purchased under the Employee Plan are generally restricted from sale or transfer for one year from date of purchase. The maximum number of shares eligible for purchase under the Employee Plan is 2,958,761. The Company is not required to record compensation expense with respect to shares purchased under the Employee Plan.

The Director Plan covers all directors of the Company who are not officers or employees of the Company. Participants receive their entire annual retainer in the form of restricted common shares paid at the beginning of the relevant calendar year and all of their meeting fees in the form of unrestricted common shares paid at the end of the calendar quarter in which the meetings occurred. The restrictions on such shares generally lapse one year from the date of grant. The maximum number of shares reserved for issuance under the Director Plan is 750,000.

Savings Plans

Employees of the Company who meet certain service requirements are eligible to participate in the Company's 401(k) Savings Plan. Participants may contribute 2% to 15% of their annual earnings, subject to statutory limitations. The Company matches 50% of the first 3% of the employee's contribution. Such matching Company contributions are invested in shares of the Company's common stock and become vested 50% after two years of service and 100% after three years of service. Highly compensated employees (as defined by the Employee Retirement Income Security Act of 1974, as amended) are eligible to participate in the Company's Executive Savings Deferral Plan ("ESDP") if their contributions to the 401(k) Savings Plan are limited. The provisions of the ESDP are similar to those of the Company's 401(k) Savings Plan. The charge to operations for the Company's matching contributions to these plans amounted to $1,477,000, $1,290,000 and $1,050,000 for fiscal years 2001, 2000 and 1999, respectively.

Stock Option Plans

The Company's Equity-Based Award Plan provides for the issuance of up to 26,000,000 share appreciation rights, restricted shares and options to purchase common shares. Options granted under the Equity-Based Award Plan become exercisable from one to seven years after the date of grant and expire ten years from date of grant. Options may be granted only at option prices not less than the fair market value per common share on the date of the grant. There was no compensation expense related to Equity-Based Award Plan grants during fiscal years 2001, 2000 and 1999.

Exercisable options outstanding were 6,303,979 as of January 26, 2002, 3,996,544 as of January 27, 2001 and 3,904,106 as of January 22, 2000.

Option activity for each of the last three fiscal years was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 23, 1999	11,101,587	$ 11.57
Granted	4,042,354	8.35
Exercised	(73,292)	5.79
Forfeited	(2,982,302)	11.52
Outstanding at January 22, 2000	12,088,347	10.56
Granted	5,485,993	3.62
Exercised	(112,822)	4.01
Forfeited	(2,604,895)	10.30
Outstanding at January 27, 2001	14,856,623	8.09
Granted	2,549,562	3.17
Exercised	(119,870)	4.01
Forfeited	(3,470,525)	7.44
Outstanding at January 26, 2002	13,815,790	$ 7.88

The following table summarizes information about options outstanding as of January 26, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Options	Weighted Average Exercise Price
$2.38 to $5.63	4,130,454	$ 3.10	8.8	191,270	$ 4.39
$6.06 to $8.69	5,333,017	$ 7.15	7.3	2,398,368	$ 7.13
$10.19 to $11.75	2,134,070	$ 11.51	4.4	1,996,744	$ 11.57
$13.88 to $18.13	2,218,249	$ 15.04	5.3	1,717,597	$ 15.01

Stock-Based Compensation

Under FAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value at the date of grant of options granted in fiscal years 2001, 2000 and 1999 was $2.15, $2.16 and $3.37, respectively. The weighted average assumptions used for grants in fiscal years 2001, 2000 and 1999, respectively, were an expected volatility of 50.4%, 37.4% and 36.9% and a risk-free interest rate of 5.0%, 6.2% and 5.7%. A dividend yield of zero and an expected life of five years were used in the model for all three fiscal years.

The following table illustrates pro forma net earnings and pro forma earnings per common share, giving effect to compensation costs calculated using the fair value method prescribed by FAS 123. The pro forma amounts listed below do not take into consideration the pro forma compensation expense related to grants made prior to fiscal year 1995.

Fiscal Year Ended (Dollars in thousands, except per share data)	January 26, 2002	January 27, 2001	January 22, 2000
Pro forma net income (loss)	$ (310,597)	$ (133,790)	$ 5,961
Pro forma earnings (loss) per common share			
Basic	$ (2.73)	$ (1.21)	$ 0.05
Diluted	$ (2.73)	$ (1.21)	$ 0.05

Note 12. Business Segments

The Company has two business segments: Domestic and International. The Company's operations in the United States comprise its retail stores, eCommerce operations, catalog business and outside sales groups all

of which are included in the Domestic segment. The Domestic segment also includes the operations of the Company's former Computer Business segment, which was phased-out during fiscal year 2000, and international joint ventures accounted for under the cost or equity methods. During fiscal years 2001, 2000 and 1999, the Company accounted for its joint venture in Brazil under the cost method. Prior to the Company's acquisition of a majority interest in OfficeMax de Mexico as of the end of fiscal year 1999, the Company accounted for this joint venture under the equity method. The operations of the Company's joint venture in Mexico, OfficeMax de Mexico are now included in the International segment. Accordingly, the Company does not report segment information for the International segment for periods prior to fiscal year 2000. Included in the Domestic segment's results for fiscal year 1999 is $594,000 of income related to the Company's equity investment in OfficeMax de Mexico. As of the beginning of fiscal year 2001, OfficeMax completed its previously announced business integration and aligned its domestic eCommerce operations, catalog business and outside sales groups with its superstores in order to more efficiently leverage its various direct business channels. As a result of this process, management now evaluates performance and allocates resources based on an integrated view of its domestic operations and no longer reports segment information for any of its non-retail business channels. All prior year amounts have been restated to include OfficeMax.com and the former Computer Business segment within the Company's Domestic segment and reflect the separate presentation of the Company's International segment.

The accounting policies of the Company's business segments are the same as those described in the Summary of Significant Accountings Policies (Note 1 of Notes to Consolidated Financial Statements). The combined results of operations and assets of the Company's business segments are equal to the Company's consolidated results of operations and assets.

The following table summarizes the results of operations for the Company's business segments:
(Dollars in thousands)

Fiscal Year 2001	Total Company	Domestic	International
Sales	$ 4,636,024	$ 4,495,440	$ 140,584
Cost of merchandise sold, including buying and occupancy	3,546,216	3,439,216	107,000
Inventory liquidation	3,680	3,680	-
Gross profit	1,086,128	1,052,544	33,584
Store closing and asset impairment	76,761	76,761	-
Operating income (loss)	(201,916)	(207,045)	5,129
Interest expense (income), net	14,084	15,744	(940)
Other, net	61	61	-
Income tax expense (benefit)	(80,912)	(80,912)	-
Valuation allowance	170,616	170,616	-
Minority interest	2,973	-	2,973
Net income (loss)	$ (309,458)	$ (312,554)	$ 3,096
Fiscal Year 2000			
Sales	$ 5,133,925	$ 5,017,656	$ 116,269
Cost of merchandise sold, including buying and occupancy	3,904,953	3,820,673	84,280
Inventory liquidation	8,244	8,244	-
Gross profit	1,220,728	1,188,739	31,989
Store closing and asset impairment	109,578	109,578	-
Operating income (loss)	(193,550)	(198,493)	4,943
Interest expense (income), net	16,493	17,711	(1,218)
Other, net	60	60	-
Income tax expense (benefit)	(79,076)	(79,076)	-
Minority interest	2,139	-	2,139
Net income (loss)	$ (133,166)	$ (137,188)	$ 4,022

The total assets of the International segment were approximately $72,540,000 and $68,008,000 as of January 26, 2002 and January 27, 2001, respectively. The total assets of the International segment included long-lived assets, primarily fixed assets, of approximately $26,405,000 and $19,312,000 as of January 26, 2002 and

January 27, 2001, respectively. Depreciation expense for the International segment was approximately $2,641,000 for fiscal year 2001 and $2,029,000 for fiscal year 2000. Goodwill and the related amortization are included in the Domestic segment.

The Company has a 19% interest in a joint venture that operated two superstores in Brazil as of January 26, 2002. The Company accounts for the joint venture on the cost basis and wrote-off its remaining investment in the joint venture as well as receivables from the joint venture in the fourth quarter of fiscal year 2001. The write-off totaled $5,631,000 and was included in the charge for store closing and asset impairment reported in the Domestic segment. During the first quarter of fiscal year 2002, the Company's joint venture in Brazil closed its two superstores.

Other than its investments in joint venture partnerships, the Company has no international sales or assets.

Note 13. Quarterly Consolidated Results of Operations

Unaudited quarterly consolidated results of operations for the fiscal years ended January 26, 2002 and January 27, 2001 are summarized as follows:

(Dollars in thousands, except per share data)

Fiscal Year 2001 (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$ 1,193,971	$ 978,759	$ 1,188,847	$ 1,274,447
Cost of merchandise sold, including buying and occupancy costs	903,683	735,170	906,129	1,001,234
Inventory liquidation	-	-	-	3,680
Gross profit	290,288	243,589	282,718	269,533
Store closing and asset impairment	-	-	-	76,761
Operating loss	(19,526)	(32,871)	(36,468)	(113,051)
Loss before income taxes	(24,913)	(37,727)	(39,209)	(114,932)
Income tax benefit	(9,134)	(13,984)	(14,714)	(43,080)
Deferred tax valuation allowance	-	-	-	170,616
Net loss	$ (16,585)	$ (23,996)	$ (25,780)	$ (243,097)
Loss per common share:				
Basic	$ (0.15)	$ (0.22)	$ (0.23)	$ (2.06)
Diluted	$ (0.15)	$ (0.22)	$ (0.23)	$ (2.06)

Fiscal Year 2000 (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	$ 1,341,078	$ 1,076,068	$ 1,299,454	$ 1,417,325
Cost of merchandise sold, including buying and occupancy costs	1,016,696	820,560	989,098	1,078,599
Inventory liquidation	-	-	-	8,244
Gross profit	324,382	255,508	310,356	330,482
Store closing and asset impairment	-	-	-	109,578
Operating income (loss)	708	(33,795)	(28,249)	(132,214)
Loss before income taxes	(1,141)	(38,268)	(33,124)	(137,570)
Income tax expense (benefit)	253	(14,432)	(12,045)	(52,852)
Net loss	$ (2,083)	$ (24,114)	$ (22,019)	$ (84,950)
Loss per common share:				
Basic	$ (0.02)	$ (0.22)	$ (0.20)	$ (0.76)
Diluted	$ (0.02)	$ (0.22)	$ (0.20)	$ (0.76)

The results for the fourth quarter of fiscal 2001 include the finalization of estimates for inventory shrink expense including the effects of the now completed implementation of certain supply chain initiatives. Accordingly, the Company reduced its year-end inventory balance by approximately $13,629,000 and recorded additional cost of merchandise sold of an equal amount during the fourth quarter of fiscal year 2001. Also during the fourth quarter of fiscal year 2001, the Company recorded a $170,616,000 charge to establish a valuation allowance for its net deferred tax assets and net operating loss carryforwards. See Note 8 of Notes to Consolidated Financial Statements for additional information regarding the Company's income taxes.

Note 14. Shareholders' Equity

Shareholder Rights Plan

During the first quarter of fiscal year 2000, the Company adopted a Shareholder Rights Plan designed to protect its shareholders against "abusive takeover tactics", by providing certain rights to its shareholders if any group or person acquires more than 15 percent of the Company's common stock. The plan was implemented by issuing one preferred share purchase right for each share of common stock outstanding at the close of business on March 17, 2000, or issued thereafter until the rights become exercisable. Each right will entitle the holder to buy one one-thousandth of a participating preferred share at a $30 initial exercise price. Each fraction of a participating preferred share will be equivalent to a share of the Company's common stock. The rights become exercisable if any group acquires more than 15% of the outstanding OfficeMax common stock or if a person or group begins a tender or exchange offer that could result in such an acquisition.

Redeemable Preferred Shares

In fiscal year 2000, Gateway Companies, Inc. ("Gateway") committed to operate licensed store-within-a-store computer departments within all OfficeMax superstores in the United States pursuant to a strategic alliance, which included the terms of a Master License Agreement (the "MLA"). In connection with the investment requirements of the strategic alliance, during the second quarter of fiscal year 2000, Gateway invested $50,000,000 in OfficeMax convertible preferred stock - $30,000,000 in Series A Voting Preference Shares (the "Series A Shares") designated for OfficeMax and $20,000,000 in Series B Serial Preferred Shares (the "Series B Shares") designated for OfficeMax.com.

The Series A Shares, which had a purchase price of $9.75 per share, voted on an as-converted to Common Shares basis (one vote per share) and did not bear any interest or coupon. The Series A Shares were to increase in value from $9.75 per share to $12.50 per share on a straight-line basis over the five-year term of the alliance. The Company recognized the increase in value by a charge directly to Retained Earnings for Preferred Share Accretion. The Series B Shares, which had a purchase price of $10 per share and a coupon rate of 7% per annum, have no voting rights.

During the first quarter of fiscal year 2001, Gateway announced its intention to discontinue selling computers in non-Gateway stores, including OfficeMax superstores. At that time, OfficeMax and Gateway began discussing legal issues regarding Gateway's performance under the strategic alliance. In the second quarter of fiscal year 2001, Gateway ended its rollout of Gateway store-within-a-store computer departments in the Company's superstores and has since removed its equipment and fixtures from such stores. On July 23, 2001, Gateway notified the Company of its termination of the MLA and its exercise of its redemption rights with respect to the Series B Shares. Thereafter, the Company, which had previously notified Gateway of Gateway's breaches under the MLA and related agreements, reaffirmed its position that Gateway was in breach of its obligations under the MLA and related agreements. Litigation and arbitration proceedings have commenced.

During the fourth quarter of fiscal year 2001, Gateway elected to convert its Series A Shares, plus accrued preferred share accretion of $2,115,000, into 9,366,109 common shares of the Company.

OfficeMax does not anticipate redeeming any of the Series B Shares owned by Gateway until all of the issues associated with the strategic alliance and its wind down have been resolved. Based on current circumstances, it is unclear when such a resolution will occur. In May 2001, OfficeMax announced a strategic alliance with another computer provider.

Note 15. Earnings Per Common Share

Earnings per common share are calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 requires the Company to report both basic earnings per common share, which is based on the weighted average number of common shares outstanding, and diluted earnings per common share, which is based on the weighted average number of common shares outstanding and all potentially dilutive common stock equivalents.

A reconciliation of the basic and diluted per share computations is as follows:

Fiscal Year Ended (Dollars in thousands, except per share data)	January 26, 2002	January 27, 2001	January 22, 2000
Net income (loss)	$ (309,458)	$ (133,166)	$ 10,041
Preferred stock accretion	(1,546)	(2,319)	-
Net income (loss) available to common shareholders	$ (311,004)	$ (135,485)	$ 10,041
Weighted average number of common shares outstanding	114,308	112,738	113,578
Effect of dilutive securities:			
Stock options	-	-	569
Restricted stock units	-	-	101
Weighted average number of common shares outstanding and assumed conversions	114,308	112,738	114,248
Basic earnings (loss) per common share	$ (2.72)	$ (1.20)	$ 0.09
Diluted earnings (loss) per common share	$ (2.72)	$ (1.20)	$ 0.09

All potentially dilutive common stock equivalents were excluded from the calculation of diluted earnings per common share for fiscal years 2001 and 2000, because their effect would have been anti-dilutive due to the net loss recognized in those periods. Options to purchase 13,815,790 common shares at a weighted average exercise price of $7.88 and 81,607 restricted stock units were excluded from the calculation of diluted earnings per common share for fiscal year 2001. Options to purchase 14,856,623 common shares at a weighted average exercise price of $8.09 and 148,463 restricted stock units were excluded from the calculation of diluted earnings per common share for fiscal year 2000.

Options to purchase 7,470,000 common shares were excluded from the calculation of diluted earnings per common share in fiscal year 1999, because the exercise prices of the options were greater than the average market price. These shares had a weighted average exercise price of $12.74.

Report of Management

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report on Form 10-K rests with OfficeMax management. The financial statements of OfficeMax, Inc. and its subsidiaries were prepared in conformity with accounting principles generally accepted in the United States of America, applying certain estimates and assumptions as required.

OfficeMax has established and maintains a system of internal controls designed to provide reasonable assurance that its books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. This system is based on written procedures, policies and guidelines, organizational structures that provide an appropriate division of responsibility, a program of internal audit and the careful selection and training of qualified personnel.

PricewaterhouseCoopers LLP (PWC), independent accountants, examined the financial statements and its report is presented below. PWC's opinion is based on an examination which provides an independent, objective review of the way OfficeMax fulfills its responsibility to publish statements which present fairly its financial position and operating results. PWC obtains and maintains an understanding of the Company's accounting and reporting controls, tests transactions and performs related auditing procedures as they consider necessary to arrive at an opinion on the fairness of the financial statements. While the independent accountants make extensive reviews of procedures, it is neither practicable nor necessary for them to test a large portion of the daily transactions.

The Board of Directors pursues its oversight responsibility for the financial statements through its Audit Committee, composed of Directors who are not associates of the Company. The Committee meets periodically with the independent accountants, representatives of management and internal auditors to assure that all are carrying out their responsibilities. To assure independence, PricewaterhouseCoopers and the internal auditors have full and free access to the Audit Committee, without Company representatives present, to discuss the results of their examinations and their opinions on the adequacy of internal controls and the quality of financial reporting.

/s/*Michael Feuer*
Michael Feuer
Chairman of the Board &
Chief Executive Officer

/s/*Michael F. Killeen*
Michael F. Killeen
Senior Executive Vice President,
Chief Financial Officer

Report of Independent Accountants

To The Board of Directors and Shareholders of OfficeMax, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of OfficeMax, Inc. and its subsidiaries (the "Company") at January 26, 2002 and January 27, 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 26, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ *PricewaterhouseCoopers LLP*
PRICEWATERHOUSECOOPERS LLP
Cleveland, Ohio
April 15, 2002

Market for Registrant's Common Shares and Related Shareholder Matters

OfficeMax common shares are listed on the New York Stock Exchange and traded under the symbol OMX. The high and low sales prices of the Company's Common Shares during each quarter of fiscal year 2001 and fiscal year 2000, as reported on the New York Stock Exchange Consolidated Transaction reporting system, are listed below:

Fiscal 2000	High	Low
1st Quarter (ended April 22, 2000)	$ 7.06	$ 5.25
2nd Quarter (ended July 22, 2000)	5.94	4.69
3rd Quarter (ended October 21, 2000)	5.19	2.38
4th Quarter (ended January 27, 2001)	4.13	1.56

Fiscal 2001	High	Low
1st Quarter (ended April 28, 2001)	$ 4.22	$ 2.75
2nd Quarter (ended July 28, 2001)	3.94	3.06
3rd Quarter (ended October 27, 2001)	4.95	2.60
4th Quarter (ended January 26, 2002)	4.91	2.50

The Company has never paid cash dividends on its Common Shares. The Company does not anticipate paying any cash dividends on its Common Shares in the foreseeable future because it intends to retain its earnings to finance the expansion of its business and for general corporate purposes. The declaration and payment of any dividends in the future will be at the discretion of the Company's Board of Directors and will depend on, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors deemed relevant by the Company's Board of Directors.

As of April 5, 2002, the Company had approximately 3,837 shareholders of record. On April 5, 2002, the closing price of the Company's Common Shares was $5.80.

Selected Financial Data

Selected financial data as of, and for the fiscal years ended, January 26, 2002, January 27, 2001, January 22, 2000, January 23, 1999 and January 24, 1998 is set forth below:

(Dollars in millions, except per share data)

	Fiscal 2001 [1]	Fiscal 2000 [2]	Fiscal 1999 [3]	Fiscal 1998 [4]	Fiscal 1997
Financial Data [5]					
Sales	$ 4,636.0	$ 5,133.9	$ 4,822.7	$ 4,334.1	$ 3,760.7
Cost of merchandise sold, including buying and occupancy costs	3,546.2	3,905.0	3,653.8	3,284.6	2,895.0
Inventory liquidation	3.7	8.2	-	-	-
Inventory markdown charge for item rationalization	-	-	77.4	-	-
Computer segment asset write-off	-	-	-	80.0	-
Gross profit	1,086.1	1,220.7	1,091.5	969.5	865.7
Store closing and asset impairment	76.8	109.6	-	-	-
Operating income (loss)	(201.9)	(193.6)	32.4	86.7	145.9
Net income (loss)	(309.5)	(133.2)	10.0	48.6	89.6
Earnings (loss) per common share:					
Basic	(2.72)	(1.20)	0.09	0.40	0.73
Diluted	(2.72)	(1.20)	0.09	0.39	0.72
Other Financial and Operating Data					
Percentage increase (decrease) in sales	(9.7%)	6.5%	11.3%	15.2%	18.3%
Comparable-store sales increase (decrease) [6]	(5.9%)	(1.1%)	(0.4%)	0.4%	1.1%
End of period domestic superstores	964	995	946	832	713
Financial Position					
Working capital	$ 240.0	$ 403.4	$ 469.1	$ 501.1	$ 561.5
Total assets	1,755.0	2,293.3	2,275.0	2,231.9	1,960.2
Total long-term debt	1.5	1.7	15.1	16.4	17.7
Redeemable preferred shares	21.8	52.3	-	-	-
Shareholders' equity	705.9	982.3	1,116.0	1,138.1	1,160.6

(1) In the fourth quarter of fiscal year 2001, the Company recorded a valuation allowance for its deferred tax assets and net operating loss carryforwards of $170,616,000. The valuation allowance reduced net income by $1.49 per diluted share. In the fourth quarter of fiscal year 2001, in conjunction with its decision to close 29 underperforming superstores, the Company recorded net, pre-tax charges of $76,761,000 for store closing and asset impairment and $3,680,000 for inventory liquidation. These charges reduced net income by $49,955,000, or $0.44 per diluted share. The charge for store closing and asset impairment was net of expected future sublease income for the closing stores of $42,344,000. See Note 2 of Notes to Consolidated Financial Statements of the Company for additional information regarding these charges.

(2) In conjunction with its decision to close 50 underperforming superstores, the Company recorded, in the fourth quarter of fiscal year 2000, pre-tax charges of $109,578,000 for store closing and asset impairment and $8,244,000 for inventory liquidation. These charges reduced net income by $71,789,000, or $0.64 per diluted share. The charge for store closing and asset impairment was net of expected future sublease income for the closing stores of $83,981,000. See Note 2 of Notes to Consolidated Financial Statements of the Company for additional information regarding these charges. In the third quarter of fiscal year 2000, the Company recorded a $19,465,000 pre-tax charge for a litigation settlement. The litigation settlement charge was included in cost of merchandise sold and reduced net income by $11,679,000, or $0.10 per diluted share.

(3) In order to effect the acceleration of its supply-chain management initiative and the implementation of the Company's new warehouse management system, the Company decided to eliminate select current products on hand as part of its program of merchandise and vendor rationalization. In connection with this decision, the Company recorded a pre-tax markdown charge of $77,372,000 in fiscal year 1999. The charge reduced net income by $49,518,000, or $0.43 per diluted share. See Note 3 of Notes to Consolidated Financial Statements of the Company for additional information regarding this charge.

(4) In conjunction with its decision to realign its former Computer Business segment, the Company recorded a pre-tax charge of $79,950,000 in the third quarter of fiscal year 1998. The charge provided for the liquidation of discontinued computer inventory and the write-off of other assets directly related to the Company's discontinued former Computer Business segment. The charge reduced net income by $49,889,000, or $0.41 per diluted share.

(5) Fiscal year 2000 included 53 weeks. Fiscal years 2001, 1999, 1998, and 1997 included 52 weeks.

(6) For fiscal year 2000, comparable-store sales excludes the impact of the Company's discontinued former Computer Business segment.

Board of Directors

Michael Feuer
Chairman of the Board,
Chief Executive Officer
and Co-Founder of OfficeMax

Raymond L. Bank[1] [2]
President and Chief Operating
Officer, Merchant Development
Corporation, a venture capital
and buy-out firm

Burnett W. Donoho[1]
Management Consultant and former Chief
Operating Officer of Macy's East, a then
division of R.H. Macy & Co., and
Montegomery Ward & Co.

Philip D. Fishbach[2] [3]
Private Investor, Business
Consultant and former Corporate
Controller of a Fortune 100 company

James F. McCann[3] [4]
Chairman and Chief Executive Officer,
1-800-Flowers.com, which offers a broad
range of gift products

Sydell L. Miller[2] [4]
Private Investor, Consultant and
former Chief Executive Officer, Matrix
Essentials, Inc., now a subsidiary of L'Oreal

Jerry Sue Thornton[3]
President, Cuyahoga Community
College in Cleveland, Ohio

Ivan J. Winfield[1] [3]
Retired Managing Partner, public
accounting firm of Coopers & Lybrand, now
an Associate Professor at Baldwin-Wallace
College in Cleveland, Ohio and Business
Consultant

[1]Member of Audit Committee
[2]Member of Compensation Committee
[3]Member of Nominating Committee
[4]Not Standing for Reelection/Retiring from Board of Directors

Nominees for Election to the Board of Directors in May 2002

Lee Fisher
Chief Executive Officer,
Center for Families and Children, a
non-profit human services organization,
and a former Ohio Attorney General and
1998 Ohio Gubernatorial Candidate

Michael F. Killeen
Senior Executive Vice President,
Financial and Corporate Strategy
and Chief Financial Officer of OfficeMax

Jacqueline F. Woods
Former President, SBC Ameritech, a
subsidiary of SBC Communications Inc.,
a global communications company

Corporate Officers

As required and defined by the Securities Exchange Act of 1934, shown below are the "executive officers" of the Company.

Michael Feuer
Chairman of the Board,
Chief Executive Officer
and Co-Founder

Gary J. Peterson
President and Chief
Operating Officer

Michael F. Killeen
Senior Executive Vice President,
Financial and Corporate Strategy
and Chief Financial Officer

Harold L. Mulet
Executive Vice President,
Retail Sales & Store Productivity

Eugene O'Donnell
Executive Vice President,
Merchandise, Visual &
Inventory Planning

Ross H. Pollock
Executive Vice President,
General Counsel and Secretary

Ryan T. Vero
Executive Vice President,
Merchandising, Marketing and
OfficeMax.com/Direct

Michael A. Weisbarth
Senior Vice President,
Controller and Chief
Accounting Officer

In addition to the executive officers named above, OfficeMax's management team
is comprised of over 70 other senior level executives including:

- 11 Senior Vice Presidents
- 25 Vice Presidents
- 34 Divisional Vice Presidents

The Company's middle-management team includes:

- 57 Corporate-Level Directors
- 15 Territory Field Store Operations Managers
- 86 Corporate Managers
- 151 District Store Field Managers

Annual Meeting
OfficeMax's Annual Meeting of Shareholders will be held on Tuesday, May 21, 2002, 9 a.m. local time, at the Company's suburban Cleveland, Ohio Corporate Headquarters:

3605 Warrensville Center Road
Shaker Heights, OH 44122
(216) 471-6900

Investor Relations
Direct investor inquiries to:

Investor Relations Dept.
OfficeMax, Inc.
3605 Warrensville Center Road
Shaker Heights, OH 44122-5203
Phone: (216) 471-6697
eMail: investor@officemax.com
Fax: (216) 471-3407

Transfer Agent and Registrar
For inquiries related to stock certificates, changes of address or other general correspondence concerning stockholder accounts, please contact:

Equiserve
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-317-4445
Website: www.equiserve.com

Form 10-K
Shareholders may obtain a copy of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, without charge upon written request to the OfficeMax Investor Relations Dept. at the address listed above.

For the utmost convenience, we strongly suggest obtaining the OfficeMax Form 10-K instantly on the Internet at www.OfficeMax.com or at a wide variety of other free and easily accessible Internet sites including www.sec.gov and www.freeedgar.com.

Independent Accountants
PricewaterhouseCoopers LLP

OfficeMax News Releases
As a service to our shareholders and prospective investors, copies of the Company's recent news releases are available within minutes of issuance on the Company's Internet site, www.OfficeMax.com, under the investor information section.

OfficeMax Investor Conference Calls
OfficeMax makes its conference calls with securities analysts and other members of the investment community available to the general public and the news media via Internet simulcasts and replays at www.OfficeMax.com. Typically, a news release is issued at least one day prior to each conference call announcing the time and date.

Stock Exchange Listing
OfficeMax's common shares are listed on the New York Stock Exchange under the symbol "OMX."



OfficeMax.com/Direct
Website: www.OfficeMax.com
Call: 1-877-OfficeMax (1-877-633-4236)
Fax: 1-800-995-9644



Printed on recycled paper

©2002 OMX, Inc.



INTERNATIONAL HEADQUARTERS
3605 Warrensville Center Road
Cleveland (Shaker Heights), Ohio 44122-5203

IN A WORLD OF DOING MORE AND GETTING LESS...



MAX means MORE